                                                                    Exhibit 4(b)



                      GRUPO IUSACELL CELULAR, S.A. de C.V.


                                 US$265,621,454


                              AMENDED AND RESTATED
                                CREDIT AGREEMENT


                                   dated as of
                                  July 25,1997,
                          as amended and restated as of
                                 March 29, 2001


                                    JPMORGAN
                      AS SOLE BOOKRUNNER AND LEAD ARRANGER

                                  BNP PARIBAS,
                                 CITIBANK N.A.,
                          THE TORONTO-DOMINION BANK AND
                               BBVA BANCOMER S.A.,
                                  AS ARRANGERS


                            THE CHASE MANHATTAN BANK
                             AS ADMINISTRATIVE AGENT
                              AND COLLATERAL AGENT

                                                                    Exhibit 4(b)


                                TABLE OF CONTENTS

                                                                                                              Page
                                    ARTICLE I

                                   Definitions

SECTION 1.01.  Defined Terms ............................................................................      62
SECTION 1.02.  Classification of Loans and Borrowings ...................................................      77
SECTION 1.03.  Terms Generally ..........................................................................      77
SECTION 1.04.  Accounting Terms; Mexican GAAP ...........................................................      77

                                   ARTICLE II

                                   The Credits

SECTION 2.01.  Commitments ..............................................................................      78
SECTION 2.02.  Loans and Borrowings .....................................................................      78
SECTION 2.03.  Funding of Borrowings ....................................................................      78
SECTION 2.04.  Interest Elections .......................................................................      79
SECTION 2.05.  Repayment of Loans; Evidence of Debt .....................................................      79
SECTION 2.06.  Amortization of Loans ....................................................................      80
SECTION 2.07.  Prepayment of Loans ......................................................................      81
SECTION 2.08.  Fees .....................................................................................      82
SECTION 2.09.  Interest .................................................................................      82
SECTION 2.10.  Increased Costs ..........................................................................      82
SECTION 2.11.  Break Funding Payments ...................................................................      83
SECTION 2.12.  Taxes ....................................................................................      83
SECTION 2.13.  Payments Generally; Pro Rata Treatment; Sharing of Setoffs ...............................      84
SECTION 2.14.  Mitigation Obligations; Replacement of Lenders ...........................................      85

                                   ARTICLE III

                         Representations and Warranties

SECTION 3.01.  Organization; Powers .....................................................................      86
SECTION 3.02.  Authorization; Enforceability ............................................................      86
SECTION 3.03.  Governmental Approvals; No Conflicts .....................................................      86
SECTION 3.04.  Financial Condition; No Material Adverse Change ..........................................      86
SECTION 3.05.  Properties ...............................................................................      87
SECTION 3.06.  Litigation and Environmental Matters .....................................................      87
SECTION 3.07.  Compliance with Laws and Agreements ......................................................      88
SECTION 3.08.  Investment and Holding Company Status ....................................................      88
SECTION 3.09.  Taxes ....................................................................................      88
SECTION 3.10.  IMSS, INFONAVIT, SAR .....................................................................      88
SECTION 3.11.  Disclosure ...............................................................................      88
SECTION 3.12.  Subsidiaries .............................................................................      88
SECTION 3.13.  Insurance ................................................................................      88
SECTION 3.14.  Labor Matters ............................................................................      88
SECTION 3.15.  Solvency .................................................................................      89
SECTION 3.16.  Senior Indebtedness ......................................................................      89
SECTION 3.17.  Use of Proceeds ..........................................................................      89
SECTION 3.18.  Effectiveness and Validity of Concessions and Material Permits ...........................      89
SECTION 3.19.  Security Documents .......................................................................      89

                                                                    Exhibit 4(b)

SECTION 3.20.  Delivery of Agreements ...................................................................      89
SECTION 3.21.  Legal Form ...............................................................................      90
SECTION 3.22.  Commercial Activity; Absence of Immunity .................................................      90

                                   ARTICLE IV

                                   Conditions

SECTION 4.01.  Restatement Effective Date ...............................................................      90

                                    ARTICLE V

                              Affirmative Covenants

SECTION 5.01.  Financial Statements and Other Information................................................      92
SECTION 5.02.  Notices of Material Events ...............................................................      93
SECTION 5.03.  Governmental Approvals; Concessions ......................................................      93
SECTION 5.04.  Existence; Conduct of Business ...........................................................      94
SECTION 5.05.  Payment of Obligations ...................................................................      94
SECTION 5.06.  Maintenance of Properties ................................................................      94
SECTION 5.07.  Insurance ................................................................................      94
SECTION 5.08   ..........................................................................................      94
SECTION 5.09.  Compliance with Laws and Material Contractual Obligations ................................      94
SECTION 5.10.  Use of Proceeds ..........................................................................      94
SECTION 5.11.  Additional Subsidiaries ..................................................................      94
SECTION 5.12.  Further Assurances .......................................................................      95
SECTION 5.13.  Payments from Interest Reserve ...........................................................      96
SECTION 5.14.  Perfection of Liens Created Under Security Agreements ....................................      96

                                   ARTICLE VI

                               Negative Covenants

SECTION 6.01.  Indebtedness; Certain Equity Securities ..................................................      96
SECTION 6.02.  Liens ....................................................................................      97
SECTION 6.03.  Sale-Leaseback Transactions ..............................................................      98
SECTION 6.05.  Investments, Loans, Advances, Guarantees and Acquisitions ................................      98
SECTION 6.06.  Asset Sales ..............................................................................      99
SECTION 6.07.  Hedging Agreements .......................................................................     100
SECTION 6.08.  Restricted Payments; Certain Payments of Indebtedness ....................................     101
SECTION 6.09.  Transactions with Affiliates .............................................................     101
SECTION 6.10.  Restrictive Agreements ...................................................................     101
SECTION 6.11.  Amendment or Termination of Material Documents ...........................................     102
SECTION 6.12.  Financial Covenants ......................................................................     102

                                   ARTICLE VII

                                Events of Default


                                  ARTICLE VIII

                            The Administrative Agent

                                                                    Exhibit 4(b)


                                   ARTICLE IX

                                  Miscellaneous

SECTION 9.01.  Notices ..................................................................................     107
SECTION 9.02.  Waivers; Amendments ......................................................................     107
SECTION 9.03.  Expenses; Indemnity; Damage Waiver .......................................................     108
SECTION 9.04.  Successors and Assigns ...................................................................     108
SECTION 9.05.  Survival .................................................................................     110
SECTION 9.06.  Counterparts; Integration; Effectiveness .................................................     110
SECTION 9.07.  Severability .............................................................................     111
SECTION 9.08.  Right of Setoff ..........................................................................     111
SECTION 9.09.  Governing Law; Jurisdiction; Appointment of Agent for and Consent to Service of Process ..     111
SECTION 9.10.  WAIVER OF JURY TRIAL .....................................................................     112
SECTION 9.11.  Headings .................................................................................     112
SECTION 9.12.  Confidentiality ..........................................................................     112
SECTION 9.13.  Judgment Currency ........................................................................     112
SECTION 9.14.  Waiver of Sovereign Immunity .............................................................     113
SECTION 9.15.  Release of Liens and Guarantees ..........................................................     113
SECTION 9.16.  Use of English Language ..................................................................     113

                                                                    Exhibit 4(b)


SCHEDULES:

Schedule 1.01(a) -- Trademarks
Schedule 1.01(b) -- Non-Designated Subsidiaries
Schedule 2.01 -- Commitments
Schedule 2.03 -- Pay Off Arrangements
Schedule 3.05 -- Real Property
Schedule 3.06 -- Disclosed Matters
Schedule 3.12 -- Subsidiaries
Schedule 3.13 -- Insurance
Schedule 6.01 -- Existing Indebtedness
Schedule 6.02 -- Existing Liens
Schedule 6.05 -- Existing Investments
Schedule 6.10 -- Existing Restrictions


EXHIBITS:

Exhibit A   -- Form of Assignment and Acceptance
Exhibit B-1 -- Form of Opinion of Clifford Chance Rogers & Wells, LLP Exhibit B-2 -- Form of Opinion of De Ovando y Martinez del Campo, S.C. Exhibit B-3 -- Form of Opinion of Adolfo Alaniz Ramirez
Exhibit C   -- Form of Amended and Restated Guarantee Agreement
Exhibit D   -- Form of Amended and Restated Pledge Agreement
Exhibit E-1 -- Form of Amended and Restated Mortgage
Exhibit E-2 -- Form of Trademark Pledge Agreement
Exhibit F-1 -- Form of Note Evidencing Tranche A Loans
Exhibit F-2 -- Form of Note Evidencing Tranche B Loans

                                                                    Exhibit 4(b)


                                    AMENDED AND RESTATED CREDIT AGREEMENT dated
                           as of July 25, 1997, as amended and restated as of March 29, 2001 (this "Agreement"), among GRUPO IUSACELL CELULAR, S.A. de C.V., formerly known as Grupo Iusacell, S.A. de C.V. (the "Borrower"), the LENDERS party hereto (the "Lenders"), and THE CHASE MANHATTAN BANK, as Administrative Agent and Collateral Agent (the "Administrative Agent").

                  The Borrower, certain Lenders and the Administrative Agent are parties to a Credit Agreement dated as of July 25, 1997, as amended by Amendment No. 1 dated as of October 23, 1997, the Second Amendment and Consent dated as of February 15, 1999, the Waiver and Third Amendment dated as of December 6, 1999 and the Waiver, Consent and Fourth Amendment dated as of November 30, 2000 (the "Original Credit Agreement"), pursuant to which such Lenders (a) made loans to the Borrower on a term basis in an aggregate principal amount outstanding on the date hereof of US$99,244,444.44 and (b) made loans to the Borrower on a revolving basis in an aggregate principal amount outstanding on the date hereof of US$79,395,555.56.

                  The Borrower has requested that the Original Credit Agreement be amended and restated by this Agreement in order to extend the Maturity Date to February 28, 2006, to provide for the making of certain additional loans and to make certain other changes to the terms and conditions of the Original Credit Agreement.

                  The Lenders and the Administrative Agent are willing to amend and restate the Original Credit Agreement in the form of this Agreement and the Lenders are willing to extend the credit provided for herein to the Borrower on the terms and conditions set forth herein.

                  Accordingly, the parties hereto agree as follows:


                                    ARTICLE I

                                   Definitions

                  SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

                  "Additional Assets" means (a) any property (other than cash, cash equivalents or securities) to be owned by the Borrower, a Designated Subsidiary or a Subsidiary (as the case may be) and used in the business conducted by the Borrower, any of its Designated Subsidiaries or its Subsidiaries (as the case may be) on the Restatement Effective Date or in any Related Business, (b) the costs of improving or developing any property owned by the Borrower, a Designated Subsidiary or a Subsidiary (as the case may be) that is used in the business conducted by the Borrower, any of its Designated Subsidiaries or its Subsidiaries (as the case may be) on the Restatement Effective Date or in any Related Business and (c) investments in any other entity engaged primarily in the business conducted by the Borrower, any of its Designated Subsidiaries or its Subsidiaries (as the case may be) on the Restatement Effective Date or in any Related Business (including the acquisition from third parties of capital stock of such entity) as a result of which such other entity becomes a Designated Subsidiary.

                  "Adjusted LIBO Rate" means, with respect to any Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

                  "Administrative Agent" means The Chase Manhattan Bank, in its capacity as administrative agent for the Lenders hereunder and acting on behalf of such Lenders and not in its individual capacity.

                                                                    Exhibit 4(b)


                  "Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Administrative Agent.

                  "Affiliate" means, (a) with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified and (b) with respect to any Lender, (i) an Affiliate of such Lender or
(ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender.

                  "Applicable Rate" means, for any day with respect to any Loan, the applicable rate per annum set forth below under the caption "Eurodollar Spread", based upon the Leverage Ratio as of the most recent determination date, provided that until the Borrower's consolidated financial statements for the fiscal quarter ending June 30, 2001 have been delivered pursuant to Section 5.01(b), the Leverage Rate shall be deemed to be in Category 2:

               Leverage Ratio                           Eurodollar Spread
               Category 1                                     2.25%
               greater than or equal to 2.00:1.00

               Category 2                                     2.00%
               <2.00:1.00
                   and
               greater than or equal to 1.25:1.00

               Category 3                                     1.75%
               <1.25:1.00

                  For purposes of the foregoing, (i) the Leverage Ratio shall be determined as of the end of each fiscal quarter of the Borrower's fiscal year based upon the Borrower's consolidated financial statements delivered pursuant to Section 5.01(a) or (b) and (ii) each change in the Applicable Rate resulting from a change in the Leverage Ratio shall be effective during the period commencing on and including the date of delivery to the Administrative Agent of such consolidated financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change; provided that if the Borrower fails to deliver the consolidated financial statements required to be delivered by it pursuant to Section 5.01(a) or (b) then, during the period from the expiration of the time for delivery thereof until such consolidated financial statements are delivered, the Leverage Ratio shall be deemed to be in Category 1.

                  "Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

                  "Attributable Debt" means, with respect to any Sale/Leaseback Transaction, the net present value (discounted at the rate of 14.25%, compounded annually) of the total obligations of the lessee or sublessee for rental payments during the remaining term of the lease or sublease (as the case may be) included in such Sale/Leaseback Transaction (including any period for which such lease or sublease has been extended).

                  "Board" means the Board of Governors of the Federal Reserve System of the United States of America.

                  "Borrower" means Grupo Iusacell Celular, S.A. de C.V., a variable capital corporation (sociedad anonima de capital variable) organized under the laws of Mexico and a wholly owned subsidiary of the Parent.

                                                                    Exhibit 4(b)


                  "Borrowing" means Loans of the same Class, made, converted or continued on the same date and as to which a single Interest Period is in effect.

                  "Bridge Loan Agreement" means the Bridge Loan Agreement dated as of January 12, 2001 between the Borrower and The Chase Manhattan Bank.

                  "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City and Mexico City are authorized or required by law to remain closed; provided that the term "Business Day" shall also exclude any day on which banks are not open for dealings in US Dollar deposits in the London interbank market.

                  "Capital Expenditures" means, for any period, the additions to property, plant and equipment and other capital expenditures of the Borrower and its consolidated subsidiaries that are (or would be) set forth in a consolidated statement of changes in financial position of the Borrower for such period prepared in accordance with Mexican GAAP. For purposes of calculating its Capital Expenditures, the Borrower shall take "Purchases of Property and Equipment" as set forth in its consolidated statements of changes in financial position, less (i) the capitalized interest included in "Gross Purchases of Property and Equipment," less (ii) the amount of any trade-in credits that reduces the amount of Capital Expenditures otherwise paid or to be paid in cash, and less (iii) other items for which no net cash outlay is required; provided that any such capitalized interest not included in the calculation of Capital Expenditures shall be included in calculating Cash Interest Expense.

                  "Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under Mexican GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with Mexican GAAP.

                  "Cash Interest Expense" means, at any date, (a) the amount for the period of two fiscal quarters most recently ended at such date of (i) the gross interest expense of the Borrower and its Subsidiaries for such period in respect of Indebtedness to the extent payable during such period in cash, plus
(ii) the aggregate amount of dividends or other distributions made by the Borrower to the Parent during such period to pay interest (including any tax gross-up with respect thereto) on the Parent Senior Notes, minus (iii) interest accrued on Temporary Cash Investments denominated in US Dollars, computed in the case of clauses (i) and (iii) on a consolidated basis in accordance with Mexican GAAP, multiplied by (b) 2.0.

                  "Change in Control" means (a) Verizon ceasing to own, directly or indirectly, shares representing at least 30% of the equity interest, and at least 30% of the aggregate ordinary voting power, represented by the issued and outstanding capital stock of the Borrower; (b) Verizon ceasing to possess the power to elect a majority of the board of directors of the Borrower and direct the management and policies of the Borrower; (c) individuals elected by Verizon ceasing to constitute a majority of the board of directors of the Borrower; or
(d) the occurrence of any "Change in Control" or similar event, however designated, under the Senior Notes, the Parent Senior Notes or any other Indebtedness of the Borrower or any Subsidiary; or (e)(i) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) other than Verizon or any Person Controlled by Verizon, of shares representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower and (ii) Verizon or any Person Controlled by Verizon "beneficially owns" (as defined above in this clause (e)), directly or indirectly, in the aggregate a lesser percentage of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower than such other Person or group (for the purposes of this clause (e), such other Person shall be deemed to own beneficially any voting stock of a specified entity held by a parent entity, if such other Person "beneficially owns" (as defined above in this clause (e)), directly or indirectly, more than 30% of the voting power of the voting stock of such parent entity and Verizon or any Person Controlled by Verizon "beneficially

                                                                    Exhibit 4(b)


owns" (as defined above in this clause (e)), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent entity).

                  "Change in Law" means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.10(b), by any lending office of such Lender or by such Lender's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

                  "Class", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Tranche A Loans or Tranche B Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Tranche A Commitment or a Tranche B Commitment.

                  "Code" means the Internal Revenue Code of 1986, as amended from time to time.

                  "Collateral" means any and all "Collateral", as defined in any applicable Security Document.

                  "Collateral Agent" means The Chase Manhattan Bank, in its capacity as collateral agent for the Secured Parties and acting on behalf of such Secured Parties and not in its individual capacity.

                  "Commercial Loan Agreement" means the Commercial Loan Agreement dated as of March 3, 1999, among the Borrower, the Guarantors referred to therein, BNP Paribas, as Commercial Agent, BNP Paribas and Commerzbank AG, as Commercial Lenders and BNP Paribas, as Collateral Agent, as amended.

                  "Commitment" means a Tranche A Commitment or a Tranche B Commitment, or any combination thereof (as the context requires).

                  "Concessions" means the right of the Borrower and certain of its Subsidiaries to provide cellular telephone service pursuant to concessions and authorizations granted by SCT (a) in the following Mexican cellular regions:
(i) in Region 5 through Comunicaciones Celulares de Occidente, S.A. de C.V.,
(ii) in Region 6 through Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., (iii) in Region 7 through Telecomunicaciones del Golfo, S.A. de C.V. and
(iv) in Region 9 through S.O.S Telecomunicaciones, S.A. de C.V. (the "Region 9 Concession"), or (b) in any other cellular region in which the Borrower or any Subsidiary shall obtain the right to provide cellular service.

                  "Consolidated Net Income" means, for any period, the net income or loss of the Borrower and the Subsidiaries for such period determined on a consolidated basis in accordance with Mexican GAAP, provided that there shall be excluded (a) the income (or loss) of any Person in which any other Person (other than the Borrower or any of the Subsidiaries or any director holding qualifying shares in compliance with applicable law) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of the Subsidiaries by such Person, (b) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any of the Subsidiaries or the date that Person's assets are acquired by the Borrower or any of the Subsidiaries and (c) the income (or loss) of any Person accrued after the date such Person is no longer a Subsidiary as the result of a sale of such Person's stock or assets to, or merger or consolidation with, a Person other than the Borrower or any of the Subsidiaries.

                  "Consolidated Total Debt" means, at any date, all Indebtedness of the Borrower and the Subsidiaries at such date, determined on a consolidated basis in accordance with Mexican GAAP.

                                                                    Exhibit 4(b)


                  "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

                  "Credited Capital Contributions" means the amount of all cash capital infusions by the Parent in the equity of the Borrower or any of the Subsidiaries after the Restatement Effective Date, which cash capital infusions shall be formalized pursuant to protocolized resolutions of the shareholders of the Borrower or any of the Subsidiaries, as the case may be (each such cash capital infusion, a "Credited Capital Contribution").

                  "Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

                  "Designated Assets" means all Concessions held by the Borrower and the Subsidiaries and, to the extent related to such Concessions pursuant to Articles 92, 93 and 94 of the Original Telecommunications Laws and the 1995 Telecommunications Laws, all assets (movable and non-movable) used in the construction, exploitation, repair and maintenance of the relevant means of communications, all capital contributions, cash on hand, receivables and rights arising for the benefit of the relevant Concessions, and the trademarks specified in Schedule 1.01(a); provided, however, that any Concession referred to in clause (b) of the definition of "Concession" above shall not constitute a Designated Asset, and shall not be subject to the Mortgage, for so long as any other Person, other than an Affiliate of the Borrower or its Subsidiaries, shall have an ownership interest in such Concession of greater than five percent.

                  "Designated Equity Interest" means any capital stock issued by or other equity interest in any Subsidiary, and any other capital stock or equity interest in any other Person, that is owned on the date hereof or hereafter acquired by the Borrower or any Designated Subsidiary, except for any capital stock or equity interest in Grupo Iusacell Nicaragua, S.A. or Inflight Phone de Mexico, S.A. de C.V.

                  "Designated Subsidiary" means any Subsidiary other than those Subsidiaries listed in Schedule 1.01(b) hereto; provided, that any Subsidiary that (i) guarantees the Senior Notes or any other Indebtedness of the Borrower or (ii) owns any capital stock of or other equity interest in any Designated Subsidiary shall in any event be a Designated Subsidiary.

                  "Disclosed Matters" means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.06.

                  "EBITDA" means, at any date, with respect to the Borrower and the Subsidiaries on a consolidated basis, and determined in accordance with Mexican GAAP, (a) the sum (without duplication) for the two fiscal quarters most recently ended at such date of (A) Consolidated Net Income and, to the extent deducted in computing such Consolidated Net Income for such period,(B) income tax and asset tax expense and employee profit sharing expense, (C) Cash Interest Expense, (D) depreciation and amortization expense, (E) non-cash extraordinary losses and non-cash expenses (other than items that will require cash payments and for which an accrual or reserve is, or is required by Mexican GAAP to be, made) and (F) foreign exchange losses and monetary correction losses, minus, to the extent added in computing such Consolidated Net Income for such period, the sum of (A) consolidated interest income, (B) non-cash extraordinary gains and non-cash income and (C) foreign exchange gains and monetary correction gains, multiplied by (b) 2.0.

                  "Environmental Laws" means all laws, rules, regulations, codes, normas tecnicas, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

                                                                    Exhibit 4(b)


                  "Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

                  "Event of Default" has the meaning assigned to such term in
Article VII.

                  "Excess Cash Flow" means, for any period, the sum (without duplication) of:

                  (a) Consolidated Net Income for such period, adjusted to exclude any gains or losses attributable to Prepayment Events; plus

                  (b) depreciation, amortization and other non-cash charges or losses deducted in determining such Consolidated Net Income for such period; plus

                  (d) the sum of (i) any non-cash gains included in determining such consolidated net income (or loss) for such period plus (ii) the amount, if any, by which Net Working Capital increased during such period plus (iii) the amount, if any, by which the consolidated deferred revenues of the Borrower and its consolidated Subsidiaries decreased during such period; minus

                  (e) Capital Expenditures not financed by Purchase Money Indebtedness, Refinancing Indebtedness or Capital Lease Obligations for such period; minus

                  (f) all scheduled principal payments of Loans and of any Indebtedness under clauses (iii), (v) (with respect to performance bonds only) and (vi) of Section 6.01(a) and all voluntary prepayments of Loans; minus

                  (g) all investments and acquisitions permitted under clauses
(g), (h), (j) and (k) of Section 6.05.

                  "Exchange Rate" means, on any day, (a) with respect to Mexican Pesos, the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for Mexican Pesos on such day (or if such day is not a Business Day, on the immediately preceding Business Day) and (b) with respect to US Dollars, the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for US Dollars on such day (or if such day is not a Business Day, on the immediately preceding Business Day); provided that if at the time of any such determination, for any reason, any exchange rate is not being quoted, the Administrative Agent may use any reasonable method it deems applicable to determine such rate, and such determination shall be conclusive absent manifest error.

                  "Excluded Taxes" means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located and (b) any withholding tax that is imposed on amounts payable to a Foreign Lender that is attributable to such Foreign Lender's failure to comply with Section 2.12(e).

                  "Eximbank Credit Agreement" means the Agreement dated as of March 3, 1999, among the Borrower, the Guarantors referred to therein, BNP Paribas, as Lender and Collateral Agent, and the Export-Import Bank of the United States, as amended.

                                                                    Exhibit 4(b)


                  "Existing Handset Facilities" means (a) the US$12,000,000 short-term unsecured handset financing facility between the Borrower and Banco Santander Mexicano, S.A. and (b) the US$2,500,000 short-term unsecured handset facilities between the Borrower and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer ("BBVA Bancomer").

                  "Fiber Swap" means the exchange of network local or long-distance capacity of a subsidiary of the Borrower for network local or long-distance capacity, as the case may be, of other local or long-distance carriers, as the case may be, and, to the extent the value of the capacity exchanged exceeds that of the capacity received, cash.

                  "Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

                  "Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located.

                  "GAAP" means generally accepted accounting principles in the United States of America.

                  "Governmental Authority" means any sovereign government or any political subdivision thereof, whether state or local, any legislative or judicial branch of power or body, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

                  "Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including an aval and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (but only to the extent the maintenance of such financial statement condition or liquidity represents a legally enforceable, as opposed to merely a moral, obligation of such Person) or
(d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

                  "Guarantee Agreement" means the Amended and Restated Guarantee Agreement among the Borrower, the Subsidiary Loan Parties and the Administrative Agent, substantially in the form of Exhibit C.

                  "Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

                  "Hedging Agreement" means any interest rate protection agreement, foreign currency exchange agreement or other interest or currency exchange rate hedging arrangement.

                  "IMSS" means Instituto Mexicano del Seguro Social.

                  "Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (other than promissory notes evidencing accounts payable due

                                                                    Exhibit 4(b)


within 120 days issued in the ordinary course of business), (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business due within 180 days after the date of placing such property in service and taking delivery and title thereto or the completion of such services), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances and
(k) Attributable Debt. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

                  "Indemnified Taxes" means Taxes other than Excluded Taxes.

                  "INFONAVIT" means Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

                  "Information Memorandum" means the Confidential Information Memorandum dated February 2001 relating to the Borrower and the Transactions.

                  "Interest Election Request" means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.04.

                  "Interest Payment Date" means with respect to any Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Borrowing with an Interest Period of more than three months' duration, each of the days occurring at three-month intervals after the first day of such Interest Period.

                  "Interest Period" means with respect to each Borrowing, (a) initially, the period commencing on the Restatement Effective Date and ending on May 31, 2001 and (b) thereafter, the period commencing on the date of the most recent conversion or continuation of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or, if at the time of such Borrowing, it is the general practice of each Lender to make Interest Periods of such length available, nine or 12 months) thereafter, as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

                  "Joint Venture Investment" means any sale, lease, transfer, issuance or other disposition by the Borrower or any of its Subsidiaries to a Person (other than the Borrower or a Subsidiary) engaged primarily in a Related Business of shares of capital stock of a Subsidiary, property or other assets (including any disposition by means of a merger, consolidation or similar transaction) which Subsidiary is engaged in or property or assets are used in, as applicable, the business conducted by the Borrower and the Subsidiaries on the Restatement Effective Date or a Related Business, in exchange for which the Borrower or a Subsidiary receives capital stock of such Person, provided that the fair market value of such capital stock is at least equal to the fair market value of such shares, property or assets that are the subject of such disposition.

                                                                    Exhibit 4(b)


                  "Later Maturing Indebtedness" means unsecured Indebtedness of the Borrower incurred after the date hereof that has a final maturity date at least six months after the Maturity Date and no portion of which is subject to mandatory repayment or repurchase (other than by reason of an event of default or an event that constitutes a Change in Control) at the option of the holders thereof or otherwise prior to such time.

                  "Lenders" means the Persons listed on Schedule 2.01 and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance.

                  "Leverage Ratio" means, on any date, the ratio of (a) Consolidated Total Debt as of such date to (b) annualized EBITDA for the period of two fiscal quarters of the Borrower ended on or most recently prior to such date.

                  "LIBO Rate" means with respect to any Borrowing for any Interest Period, the rate appearing on Page 3750 of Dow Jones Markets (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to US Dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for US Dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "LIBO Rate" with respect to such Borrowing for such Interest Period shall be the rate at which US Dollar deposits for a maturity comparable to such Interest Period are offered to the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

                  "Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

                  "Loan Documents" means this Agreement, the Guarantee Agreement, the Security Documents and the Notes.

                  "Loan Parties" means, the Borrower and the Subsidiary Loan Parties.

                  "Loans" means Tranche A Loans and Tranche B Loans.

                  "Material Adverse Effect" means a material adverse effect on
(a) the business, assets, operations or condition, financial or otherwise, of the Borrower and the Subsidiaries taken as a whole, (b) the ability of any Loan Party to perform any of its obligations under any Loan Document or (c) the rights of or benefits available to the Lenders under any Loan Document.

                  "Material Indebtedness" means Indebtedness (other than the Loans), or obligations in respect of one or more Hedging Agreements, of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding US$5,000,000, or of any one or more of the Parent and its subsidiaries (other than the Borrower or any of its Subsidiaries) in an aggregate principal amount exceeding US$10,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of the Parent, any subsidiary of the Parent, the Borrower or any Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Parent, such subsidiary of the Parent, the Borrower or such Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

                                                                    Exhibit 4(b)


                  "Material Terms and Conditions" means, with respect to any Concession, the terms and conditions of such Concession the violation of which, or non-compliance with which, could cause the Borrower or any of its Subsidiaries to (a) lose such Concession, (b) lose any material rights relating to such Concession, (c) incur materially increased costs to provide the service under such Concession or (d) suffer a material restriction of any right to provide service under such Concession.

                  "Maturity Date" means February 28, 2006; provided, however, that if the Senior Notes shall not have been refinanced with the proceeds of Later Maturing Indebtedness by March 31, 2004, "Maturity Date" shall mean March 31, 2004.

                  "Mexican Federal Telecommunications Commission" means Comision Federal de Telecomunicaciones, an independent regulatory body of the SCT.

                  "Mexican GAAP" means generally accepted accounting principles in Mexico.

                  "Mexican Lender" means a banking institution chartered in Mexico and authorized to engage in the business of banking by the Ministry of Finance and Public Credit.

                  "Mexican Institute of Industrial Property" means Instituto Mexicano de la Propiedad Industrial.

                  "Mexican Pesos" or "Pesos" or "Ps" refers to the lawful currency of Mexico.

                  "Mexican Taxes" means all present and future income, stamp, registration and other taxes and levies, imposts, deductions, charges, compulsory loans and withholdings whatsoever, and all interest, surcharges, fines, penalties or similar amounts with respect thereto, now or hereafter imposed, assessed, levied or collected by Mexico or any political subdivision or taxing authority thereof or therein, or by any federal or other association of or with which Mexico may be a member associated, on or in respect of this Agreement, any Loan, any Note, the recording, registration, notarization or other formalization of any thereof, the enforcement thereof or the introduction thereof in any judicial proceedings, on or in respect of any payments of principal, interest, premiums, charges, fees or other amounts made on, under or in respect of any thereof.

                  "Mexico" means the United Mexican States.

                  "Ministry of Finance and Public Credit" means the Mexican Secretaria de Hacienda y Credito Publico.

                  "Moody's" means Moody's Investors Service, Inc.

                  "Mortgage" means the Amended and Restated Mortgage Agreement among the Borrower, the Subsidiaries party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit E-1 hereto, relating to the Concessions that are Designated Assets and all related assets.

                  "Net Proceeds" means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid by the Borrower and the Subsidiaries to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale or other disposition of an asset (including pursuant to a casualty or condemnation), the amount of all payments required to be made by the Borrower and the Subsidiaries as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, and (iii) the amount of all taxes paid (or reasonably estimated by the Borrower to be payable) by the Borrower and the Subsidiaries, and the amount of any reserves established by the Borrower and the Subsidiaries to fund contingent liabilities reasonably

                                                                    Exhibit 4(b)


estimated by the Borrower to be payable, to the extent such taxes and liabilities are directly attributable to such event (as determined reasonably and in good faith by the chief financial officer of the Borrower).

                  "Net Working Capital" means, at any date, (a) the consolidated current assets of the Borrower and its consolidated Subsidiaries as of such date (excluding cash and Temporary Cash Investments) minus (b) the consolidated current liabilities of the Borrower and its consolidated Subsidiaries as of such date (excluding current liabilities in respect of Indebtedness). Net Working Capital at any date may be a positive or negative number. Net Working Capital increases when it becomes more positive or less negative and decreases when it becomes less positive or more negative.

                  "1995 Telecommunications Law" means the Mexican Ley Federal de Telecomunicaciones.

                  "Note" shall mean a non-negotiable (by means other than assignment) promissory note (pagare no negociable) provided for by Section 2.05(b) hereof with English and Spanish versions side-by-side and substantially in the form of Exhibit F-1 or F-2, as applicable, and all non-negotiable (by means other than assignment) promissory notes (pagares no negociables) delivered in substitution or exchange therefor, in each case as the same shall be modified and supplemented and in effect from time to time.

                  "Obligations" has the meaning assigned to such term in the Guarantee Agreement and the Security Documents.

                  "Original Closing Date" means July 25, 1997.

                  "Original Credit Agreement" has the meaning set forth in the preamble hereto.

                  "Original Telecommunications Laws" means the Mexican Ley de Vias Generales de Comunicacion, the Reglamento de Telecomunicaciones and the rules promulgated thereunder.

                  "Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

                  "Parent" means Grupo Iusacell, S.A. de C.V., formerly known as Nuevo Grupo Iusacell, S.A. de C.V.

                  "Parent Senior Note Indenture" means the Indenture dated as of December 16, 1999, between the Parent, Bell Atlantic Corporation (now known as Verizon Communications Inc.) and The Bank of New York, as trustee, providing for the issuance of the Parent Senior Notes.

                  "Parent Senior Notes" means US$350,000,000 aggregate principal amount of the Parent's 14-1/4% Senior Notes due 2006 issued under and on the terms set forth in the Parent Senior Note Indenture.

                  "Permitted Encumbrances" means:

                  (a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.05;

                  (b) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

                                                                    Exhibit 4(b)


                  (c) deposits to secure the performance of bids, trade contracts, leases (including leases of the Towers or any space in the Towers), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

                  (d) judgment liens in respect of judgments that do not constitute an Event of Default under Article VII;

                  (e) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary; and

                  (f) Liens imposed by law, such as carriers', warehousemens' and mechanics' Liens and other similar Liens arising in the ordinary course of business, which (A) secure payment of obligations that are not overdue by more than 60 days, or (B) (1) are being contested in good faith and by appropriate proceedings; (2) the Borrower or a Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with Mexican GAAP; (3) such contest effectively suspends collection of the contested obligations and the enforcement of any Lien securing such obligations; and (4) the failure to make payment of which pending such contest could not reasonably be expected to result in a Material Adverse Effect;

provided that the term "Permitted Encumbrances" shall not include any Lien securing Indebtedness.

                  "Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

                  "Pledge Agreement" means the Amended and Restated Pledge Agreement among the Borrower, the Subsidiaries party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit D.

                  "Prepayment Event" means:

                  (a) any sale, transfer or other disposition (including pursuant to a sale and leaseback transaction other than a Fiber Swap or similar transaction) of any property or asset of the Borrower or any Subsidiary, other than dispositions described in clauses (a), (b), (d),
         (f), (g), (h) and (i) of Section 6.06; or

                  (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary; provided however that (i) any insurance proceeds received by the Borrower or any Subsidiary as result of theft of any assets or property will not trigger a prepayment event and any such proceeds shall be used by the Borrower or any Subsidiary to replace the stolen assets or property or to purchase Additional Assets which shall constitute Collateral, and
         (ii) any insurance proceeds received by the Borrower or a Subsidiary in an amount less than US$1,000,000 as a result of any casualty or other insured damage will not trigger a prepayment event and any such proceeds shall be used by the Borrower or any Subsidiary to replace the damaged assets or property or to purchase Additional Assets which shall constitute Collateral.

                  "Purchase Money Indebtedness" means Indebtedness (a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (b) incurred in the ordinary course of business solely to finance the acquisition, construction or lease by the Borrower or a Subsidiary of such asset, including repairs, additions and improvements thereto.

                                                                    Exhibit 4(b)


                  "Register" has the meaning set forth in Section 9.04(c).

                  "Related Business" means any business related, ancillary or complementary to the business conducted by the Borrower, a Designated Subsidiary or a Subsidiary (as the case may be) on the Restatement Effective Date.

                  "Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

                  "Required Lenders" means, at any time, Lenders having Loans representing greater than 50% of the sum of the total outstanding Loans at such time.

                  "Restatement Effective Date" means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

                  "Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancelation or termination of any such shares of capital stock of the Borrower or any Subsidiary or on account of any option, warrant or other right to acquire any such shares of capital stock of the Borrower or any Subsidiary.

                  "Sale/Leaseback Transaction" means an arrangement relating to one or more of the Towers whereby the Borrower or any of its Subsidiaries transfers such property to a Person and the Borrower or any of its Subsidiaries leases it from such Person or a lessee of such Person, other than leases between the Borrower and a Subsidiary or between Subsidiaries.

                  "SAR" means Sistema de Ahorro para el Retiro or any successor.

                  "S&P" means Standard & Poor's Ratings Group.

                  "SCT" means the Mexican Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes).

                  "Secured Parties" has the meaning assigned to such term in the Security Documents.

                  "Security Agreements" means the Mortgage and the Trademark Pledge Agreement.

                  "Security Documents" means the Security Agreements, the Pledge Agreement and each other security agreement or other instrument or document executed and delivered pursuant to Section 5.11 or 5.12 to secure any of the Obligations.

                  "Senior Notes" means US$150,000,000 aggregate principal amount of the Borrower's 10% Senior Notes due 2004 issued under and on the terms set forth in the Senior Note Indenture.

                  "Senior Note Indenture" means the Indenture dated as of July 25, 1997 between the Borrower, certain subsidiary guarantors and First Union National Bank, as trustee, providing for the issuance of the Senior Notes.

                  "Significant Parent Subsidiary" means any subsidiary of the Parent with assets of in excess of US$10,000,000.

                                                                    Exhibit 4(b)


                  "Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D on the Administrative Agent (and, to the extent Regulation D shall impose any such reserve percentage on the Administrative Agent, the percentage employed for purposes of this definition shall be that imposed on the Administrative Agent). Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements (which reserve requirements, if applicable, will be at the rate applicable to the Administrative Agent at any such time) without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

                  "subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP (or, for purposes of identifying subsidiaries of the Borrower, Mexican GAAP) as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

                  "Subsidiary" means any subsidiary of the Borrower.

                  "Subsidiary Loan Party" means any Subsidiary that is a party to the Guarantee Agreement or to one or more of the Security Documents.

                  "Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

                  "Temporary Cash Investments" means any of the following:

                  (a) direct obligations of the United States of America or any agency or instrumentality thereof with a maturity of 365 days or less from the date of acquisition and other obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

                  (b) demand deposits, certificates of deposit or Eurodollar deposits with a maturity of 365 days or less from the date of acquisition of any financial institution which at the date of acquisition has combined capital and surplus and undivided profits of not less than US$500,000,000 (or any foreign currency equivalent thereof) and has outstanding indebtedness rated at least "A" by S&P and at least A2 by Moody's;

                  (c) commercial paper, loan participation interests, medium term notes, asset backed securities and other promissory notes, including floating or variable rate obligations, issued by any Person other than the Borrower or an Affiliate of the Borrower, with a remaining maturity of 365 days or less from the date of acquisition and rated at least A-1 or A-, as applicable, by S&P and at least P-1 or A3, as applicable, by Moody's;

                  (d) repurchase agreements and reverse repurchase agreements relating to marketable obligations directly or indirectly issued or unconditionally guaranteed by the United States of America or issued by any Governmental Authority thereof and backed by the full faith and credit of the United States, in each case

                                                                    Exhibit 4(b)


         maturing within one year from the date of acquisition; provided, however, that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depositary Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency;

                  (e) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or A2 by Moody's;

                  (f) instruments backed by letters of credit of institutions satisfying the requirements of clause (b) above;

                  (g) Certificados de la Tesoreria de la Federacion (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes), in each case issued by the government of Mexico and having a maturity of 365 days or less from the date of acquisition;

                  (h) any other instruments issued or guaranteed by the government of Mexico and denominated and payable in Mexican Pesos or US Dollars and having a maturity of 365 days or less from the date of acquisition;

                  (i) demand deposits, certificates of deposit and bankers' acceptances denominated in Mexican Pesos or US Dollars and issued by any of the five top-rated banks (as evaluated by any internationally recognized rating agency) organized under the laws of Mexico or any state thereof; and

                  (j) investment funds that invest solely in any of the instruments described in clauses (a) through (i) above.

                  "Towers" means one or more of the cell site, repeater, microwave and/or antennae tower structures now owned or hereafter acquired by the Borrower or any of its Subsidiaries.

                  "Trademark Pledge Agreement" means the Pledge Agreement dated as of July 25, 1997 among the Borrower, the Subsidiaries party thereto and the Collateral Agent for the benefit of the Secured Parties, in the form of Exhibit E-2 hereto, relating to the trademarks specified in Schedule 1.01(a).

                  "Tranche A Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make and/or convert its "Loans" under and as defined in the Original Credit Agreement into a Tranche A Loan hereunder on the Restatement Effective Date, expressed as an amount representing the maximum permitted principal amount of the Tranche A Loan of such Lender hereunder, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender's Tranche A Commitment is set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Tranche A Commitment, as applicable. The initial aggregate amount of the Lenders' Tranche A Commitments is US$189,805,000.

                  "Tranche A Lender" means a Lender with a Tranche A Commitment or an outstanding Tranche A Loan.

                  "Tranche A Loan" means a Loan made or deemed made pursuant to clause (a) of Section 2.01.

                  "Tranche A Obligations" has the meaning assigned to such term in the Security Documents.

                  "Tranche B Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make a Tranche B Loan hereunder on the Restatement Effective Date, expressed as an amount representing the maximum permitted principal amount of the Tranche B Loan of such Lender hereunder, as such

                                                                    Exhibit 4(b)


commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender's Tranche B Commitment is set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Tranche B Commitment, as applicable. The initial aggregate amount of the Lenders' Tranche B Commitments is US$75,816,454.

                  "Tranche B Lender" means a Lender with a Tranche B Commitment or an outstanding Tranche B Loan.

                  "Tranche B Loan" means a Loan made pursuant to clause (b) of
Section 2.01.

                  "Tranche B Obligations" has the meaning assigned to such term in the Security Documents.

                  "Transactions" means the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the borrowing of the Loans and the use of the proceeds thereof.

                  "US Dollars" or "US$" refers to the lawful currency of the United States of America.

                  "Verizon" means Verizon Communications Inc., a Delaware corporation formerly known as Bell Atlantic Corporation.

                  "Wholly Owned Subsidiary" means, with respect to any Person, a Subsidiary of which securities (except for directors' qualifying shares) or other ownership interests representing 98% or more of the equity or 98% or more of the ordinary voting power or 98% or more of the general partnership interest are, at the time any determination is being made, directly or indirectly owned, controlled or held by such Person and/or one or more Wholly Owned Subsidiaries.

                  SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Tranche A Loan"). Borrowings also may be classified and referred to by Class (e.g., a "Tranche A Borrowing").

                  SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein),
(b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. For the purposes of determining compliance under Article VI and
Article VII, any amount denominated in Mexican Pesos shall be translated into US Dollars at the applicable Exchange Rate as of the last Business Day of the week most recently ended. All references herein to "the date hereof" or "the date of this Agreement" shall be construed as references to March 29, 2001.

                  SECTION 1.04. Accounting Terms; Mexican GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with Mexican GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in

                                                                    Exhibit 4(b)


Mexican GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of Mexican GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.


                                   ARTICLE II

                                   The Credits

                  SECTION 2.01. Commitments. Subject to the terms and conditions set forth herein, each Lender agrees (a) that (i) the aggregate principal amount of its "Loans" under and as defined in the Original Credit Agreement that are outstanding on the Restatement Effective Date (such Lender's "Outstanding Loans"), together with (ii) an additional amount equal to the excess of such Lender's Tranche A Commitment over the amount of such Lender's Outstanding Loans, which additional amount such Lender agrees to advance to the Borrower on the Restatement Effective Date, shall constitute a Tranche A Loan by such Lender to the Borrower and (b) that such Lender will make a Tranche B Loan to the Borrower on the Restatement Effective Date in a principal amount equal to its Tranche B Commitment. Amounts repaid in respect of Loans may not be reborrowed.

                  SECTION 2.02. Loans and Borrowings. (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Class made by the Lenders ratably in accordance with their respective Commitments of the applicable Class. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

                  (b) Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement; provided further that each Lender shall not, in electing to cause a branch or Affiliate to make any Loan, act in a manner inconsistent with its obligations under Section 2.14.

                  (c) At the commencement of each Interest Period for any Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of US$1,000,000 (or an amount equal to the outstanding balance of the Loans of the applicable Class) and not less than US$5,000,000. Borrowings of more than one Interest Period may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 Borrowings outstanding.

                  (d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

                  SECTION 2.03. Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it hereunder on the Restatement Effective Date (other than any portion of its Tranche A Loan resulting from the conversion of Loans under the Original Credit Agreement) by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will promptly apply the amounts so received, in like funds, in the manner provided in Schedule 2.03 hereto. 1/

----------------------------------------
1/ Schedule 2.03 will set forth arrangements for paying off bridge facility and CDMA lenders.

                                                                    Exhibit 4(b)


                  (b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower through the second Business Day thereafter, at (i) in the case of such Lender, a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the rate at the time applicable to the Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

                  SECTION 2.04. Interest Elections. (a) Each Tranche A Borrowing and Tranche B Borrowing shall have an initial Interest Period as specified in the definition of "Interest Period". Thereafter, the Borrower may elect to continue such Borrowing and may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different Interest Periods with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

                  (b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election in writing not later than 11:00 a.m., New York City time, three Business Days before the effective date of such election. Each such Interest Election Request shall be irrevocable and shall be delivered by telecopy to the Administrative Agent in a form approved by the Administrative Agent and signed by the Borrower.

                  (c) Each Interest Election Request shall specify the following information in compliance with Section 2.02 and paragraph (f) of this Section:

                  (i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clause (iii) below shall be specified for each resulting Borrowing);

                  (ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day; and

                  (iii) the Interest Period to be applicable to such Borrowing after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of three months' duration.

                  (d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

                  (e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Borrowing prior to 11:00 a.m., New York City time, three Business Days prior to the end of the Interest Period applicable thereto, then the Borrower shall conclusively be deemed to have requested that such Borrowing be continued at the end of such Interest Period with an Interest Period of three months' duration.

                  SECTION 2.05. Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender as provided in Section 2.06.

                                                                    Exhibit 4(b)


                  (b) Each Loan of any Class made by each Lender shall be evidenced by a Note substantially in the form of Exhibit F-1 or F-2, as applicable. Each Note shall be non-negotiable and shall specify as its interest rate the Adjusted LIBO Rate plus the maximum Applicable Rate; provided that the parties hereto agree that in the event of any inconsistency between the terms hereof and the terms of any Note in respect of the interest payable on such Note the terms of this Agreement shall prevail. Each Lender shall also maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

                  (c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

                  (d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

                  SECTION 2.06. Amortization of Loans. (a) Subject to adjustment pursuant to paragraph (d) of this Section, the Borrower shall repay on each date set forth below an amount of the Tranche A Borrowings equal to the percentage set forth opposite such date of the aggregate Tranche A Borrowings on the Restatement Effective Date:

                                Date                             Amortization
                                                                  Percentage
                              05/31/04                              12.5%
                              08/31/04                              12.5%
                              11/30/04                              12.5%
                              02/28/05                              12.5%
                              05/31/05                              12.5%
                              08/31/05                              12.5%
                              11/30/05                              12.5%
                              02/28/06                              12.5%

                  (b) Subject to adjustment pursuant to paragraph (d) of this Section, the Borrower shall repay on each date set forth below an amount of the Tranche B Borrowings equal to the percentage set forth opposite such date of the aggregate Tranche B Borrowings on the Restatement Effective Date:

                                Date                             Amortization
                                                                  Percentage
                              05/31/04                              12.5%
                              08/31/04                              12.5%
                              11/30/04                              12.5%
                              02/28/05                              12.5%
                              05/31/05                              12.5%
                              08/31/05                              12.5%
                              11/30/05                              12.5%
                              02/28/06                              12.5%

                                                                    Exhibit 4(b)


                  (c) To the extent not previously paid, all Loans shall be due and payable on the Maturity Date.

                  (d) Any prepayment of the Borrowings of either Class shall be applied to reduce the subsequent scheduled repayments of the Borrowings of such Class to be made pursuant to this Section 2.06 ratably in accordance with the amounts thereof.

                  (e) Prior to any repayment of any Borrowing hereunder, the Borrower shall select the Borrowing to be repaid and shall notify the Administrative Agent in writing of such selection not later than 11:00 a.m., New York City time, three Business Days before the scheduled date of such repayment. Each repayment of a Borrowing shall be applied ratably to the Loans included in the repaid Borrowing. Repayments of Borrowings shall be accompanied by accrued interest on the amount repaid.

                  SECTION 2.07. Prepayment of Loans. (a) The Borrower shall have the right at any time and from time to time to prepay in whole or in part, without premium or penalty, but subject to the provisions of Section 2.11, the Tranche B Borrowings and, after the Tranche B Borrowings shall have been prepaid in full, the Tranche A Borrowings, subject to the requirements of this Section.

                  (b) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower or any Subsidiary in respect of any Prepayment Event, the Borrower shall, within 15 Business Days after such Net Proceeds are received, prepay Tranche B Borrowings and, after the Tranche B Borrowings shall have been prepaid in full, Tranche A Borrowings, in an aggregate amount equal to 100% of such Net Proceeds; provided that the Borrower shall not be subject to such prepayment obligation with respect to 50% of such Net Proceeds (the "Specified Net Proceeds") to the extent that within such period of 15 Business Days the Borrower notifies the Administrative Agent that it intends to reinvest such Specified Net Proceeds in Additional Assets within 12 months after the receipt thereof, and within such 12-month period the Borrower delivers to the Administrative Agent a notice certifying that such Specified Net Proceeds have in fact been so reinvested; provided further that to the extent such Specified Net Proceeds are not fully used in accordance with the foregoing proviso, the Borrower shall prepay Tranche B Borrowings and, after the Tranche B Borrowings shall have been prepaid in full, Tranche A Borrowings, in an aggregate amount equal to 100% of such excess Specified Net Proceeds within 10 Business Days of such non-use.

                  (c) Following the end of each fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2001, the Borrower shall prepay Tranche B Borrowings (and after the Tranche B Borrowings shall have been prepaid in full, prepay Tranche A Borrowings) in an aggregate amount equal to 50% of Excess Cash Flow for such fiscal year. Each prepayment pursuant to this paragraph shall be made on or before the date on which financial statements are delivered pursuant to Section 5.01 with respect to the fiscal year for which Excess Cash Flow is being calculated (and in any event within 120 days after the end of such fiscal year).

                  (d) Prior to any optional or mandatory prepayment of Borrowings of either Class hereunder, the Borrower shall select the Borrowing or Borrowings of such Class to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (e) of this Section.

                  (e) The Borrower shall notify the Administrative Agent in writing of any prepayment hereunder not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.09.

                                                                    Exhibit 4(b)


                  SECTION 2.08. Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

                  SECTION 2.09. Interest. (a) The Loans comprising each Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

                  (b) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate that would have been applicable to a Loan with an Interest Period of three months' duration made on the date on which such amount became due.

                  (c) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

                  (d) All interest hereunder shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error. In the event that the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) adequate and reasonable means do not exist for ascertaining the LIBO Rate for any Interest Period, (ii) the Administrative Agent is advised in good faith by the Required Lenders that the LIBO Rate for any Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period or (iii) that use of the LIBO Rate is in violation of any law, rule or regulation, then the Borrower and the Administrative Agent shall seek to determine a rate in lieu of the LIBO Rate based on market conditions and in consultation with the Lenders; provided, however, that if the Borrower and the Administrative Agent cannot agree on such a rate, the Administrative Agent shall determine such rate in good faith based on market conditions and in consultation with the Lenders.

                  SECTION 2.10. Increased Costs. (a) If any Change in Law shall:

                  (i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

                  (ii) impose on any Lender or the London interbank market any other condition affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

                  (b) If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement or the Loans made by such Lender to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital

                                                                    Exhibit 4(b)


adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

                  (c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

                  (d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

                  SECTION 2.11. Break Funding Payments. In the event of (a) the payment of any principal of any Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered or deemed to have been delivered pursuant hereto, or (d) the assignment of any Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.14, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for US Dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

                  SECTION 2.12. Taxes. (a) Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

                  (b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

                  (c) The Borrower shall indemnify the Administrative Agent and each Lender, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were

                                                                    Exhibit 4(b)


correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

                  (d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority but no later than 30 days after the date on which such Indemnified or Other Taxes are paid by the Borrower, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

                  (e) Any Foreign Lender and the Administrative Agent will promptly provide to the Borrower such form, certification or similar documentation, if any (each duly completed, accurate and signed), as is currently required under the laws of Mexico or any double taxation treaty that is in effect and to which Mexico is a party, or comply with such other requirement, if any, as is currently applicable under the laws of Mexico, in order to obtain an exemption from, or reduced rate of, deduction, payment or withholding of Indemnified Taxes or Other Taxes to which such Foreign Lender or the Administrative Agent is entitled pursuant to an applicable double taxation treaty that is in effect and to which Mexico is a party or the law of Mexico. Upon the written request of the Borrower given at least 30 days in advance, each Lender and the Administrative Agent will promptly (but in any event no later than 30 days after the date of such request) provide to the Borrower such form, certification or similar documentation (each duly completed, accurate and signed) as may in the future be required by Mexico or any other jurisdiction, or comply with such other requirement as may in the future be applicable in Mexico or any other jurisdiction, in order to obtain an exemption from, or reduced rate of, deduction, payment or withholding of Indemnified Taxes or Other Taxes to which such Foreign Lender or the Administrative Agent is entitled pursuant to an applicable tax treaty or the law of the relevant jurisdiction; provided that neither such Lender nor the Administrative Agent shall have any obligation to provide such form, certification or similar document if, in the sole judgment of such Lender or the Administrative Agent, as the case may be, the provision of such form, certification or similar document will be unduly burdensome, will require such Lender or the Administrative Agent to disclose any confidential or proprietary information or will otherwise be disadvantageous to such Lender or the Administrative Agent. The Borrower shall not be required to indemnify any Lender or the Administrative Agent under clauses (a) or (c) of this Section (which indemnity exception shall not apply to a Lender that is a Mexican Lender) for any Indemnified Taxes or Other Taxes to the extent that such Indemnified Taxes and Other Taxes would not be imposed but for the failure by such Lender or the Administrative Agent, as the case may be, to comply with the provisions of the preceding sentence.

                  SECTION 2.13. Payments Generally; Pro Rata Treatment; Sharing of Setoffs. (a) The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest or fees, or of amounts payable under Section 2.10, 2.11 or 2.12, or otherwise) prior to 1:00 p.m., New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York, except that payments pursuant to Sections 2.10, 2.11, 2.12 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in US Dollars.

                  (b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due

                                                                    Exhibit 4(b)


hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

                  (c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Tranche A Loans or Tranche B Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Tranche A Loans and Tranche B Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Tranche A Loans and Tranche B Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Tranche A Loans and Tranche B Loans. The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

                  (d) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

                  (e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.03(b), 2.13(d) or 9.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

                  SECTION 2.14. Mitigation Obligations; Replacement of Lenders.
(a) If any Lender requests compensation under Section 2.10 or 2.12 (other than additional amounts for withholding taxes applicable on the date hereof), then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.12 in the future and
(ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

                  (b) If any Lender requests compensation under Section 2.10 or
2.12 (other than additional amounts for withholding taxes applicable on the date hereof), or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort (or, if any assignment is due to a default by a Lender in its obligation to fund Loans hereunder, at such defaulting Lender's expense), upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.10, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if the request for such assignment has

                                                                    Exhibit 4(b)


been made because such Lender has requested compensation under Section 2.10 or
2.12 and, prior to such assignment, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.


                                   ARTICLE III

                         Representations and Warranties

                  The Borrower represents and warrants to the Lenders that:

                  SECTION 3.01. Organization; Powers. Each of the Borrower and its Subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its organization, has all requisite power and authority, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

                  SECTION 3.02. Authorization; Enforceability. The Transactions to be entered into by each Loan Party are within such Loan Party's corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a valid and binding obligation of the Borrower or such Loan Party, as the case may be, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

                  SECTION 3.03. Governmental Approvals; No Conflicts. (a) The Transactions (i) do not require any consent or approval of, registration or filing (other than periodic informational filings that the Borrower is required to make, for tax purposes, with the Ministry of Finance and Public Credit and that do not have an effect on the obligations of the Borrower under Section 2.12) with, or any other action by, any Governmental Authority (including, regulations of the Central Bank of Mexico), except such as have been obtained or made and are in full force and effect and except filings necessary to perfect or continue Liens created under the Loan Documents, including (A) the filings and recording of the Mortgage with (x) the Telecommunications Registry maintained by SCT, (y) each Public Registry of Property where real estate subject to the Mortgage may be located and (z) the Public Registry of Commerce of the Federal District of Mexico) and (B) SCT approval for the amendment of the security interest created in respect of the Region 9 Concession, (ii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (iii) will not violate or result in a default under any material indenture, agreement, concession, permit or other instrument binding upon the Borrower or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or any of its Subsidiaries and (iv) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries, except Liens created under the Loan Documents.

                  (b) Each of the Subsidiaries that provides a telecommunications service has obtained the Concessions and all other concessions, licenses, permits, authorizations or other forms of permission which under Mexican law are necessary for operating and maintaining a wireless communications business and none of the Borrower or any of its Subsidiaries is in violation of any valid material rights of others with respect to any of the foregoing.

                  SECTION 3.04. Financial Condition; No Material Adverse Change.
(a) The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and

                                                                    Exhibit 4(b)


changes in financial position (i) as of and for the fiscal year ended December 31, 1999, reported on by PricewaterhouseCoopers LLP, independent public accountants, and (ii) as of and for the fiscal quarters and the related portions of the fiscal year ended March 31, 2000, June 30, 2000 and September 30, 2000, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and changes in financial position of the Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP as required to be applied in filings under the Federal securities laws and Mexican GAAP applied consistently (with a reconciliation between the two in the case of annual financial information), subject to year-end audit adjustments.

                  (b) Except as disclosed in the financial statements referred to above or the notes thereto or in the Information Memorandum, and except for the Disclosed Matters, after giving effect to the Transactions, none of the Borrower or any of its Subsidiaries has, as of the Restatement Effective Date, any material contingent liabilities, material liabilities for taxes, material unusual forward or material long-term commitments or material unrealized or anticipated losses from any unfavorable commitments, except as referred to or reflected or provided for in its balance sheets as of the dates specified in clause (a) of this Section.

                  (c) Since December 31, 1999, there has been no material adverse change in the business, assets, operations, prospects or condition, financial or otherwise, of the Borrower and its Subsidiaries, taken as a whole.

                  SECTION 3.05. Properties. (a) Each of the Borrower and its Subsidiaries has good title to, or valid leasehold interests in, all the real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

                  (b) Each of the Borrower and its Subsidiaries owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

                  (c) Schedule 3.05 sets forth the address of each real property that is owned by the Borrower or any of its Subsidiaries as of the Restatement Effective Date.

                  SECTION 3.06. Litigation and Environmental Matters. (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve any of the Loan Documents or the Transactions.

                  (b) Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

                  (c) Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

                                                                    Exhibit 4(b)


                  SECTION 3.07. Compliance with Laws and Agreements. Each of the Borrower and its Subsidiaries is in substantial compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

                  SECTION 3.08. Investment and Holding Company Status. Neither the Borrower nor any of its Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

                  SECTION 3.09. Taxes. Each of the Borrower and its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 3.10. IMSS, INFONAVIT, SAR. Each of the Borrower and its Subsidiaries is in compliance with any and all laws relating to IMSS, INFONAVIT and SAR, has paid all amounts necessary to be paid thereunder and there is no proceeding pending or, to its knowledge, threatened against any of them as a result of failure to comply with or violations of such laws.

                  SECTION 3.11. Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which the Borrower or any of its Subsidiaries is subject, and all other matters known to any of them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other information furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as modified or supplemented by other information so furnished), taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

                  SECTION 3.12. Subsidiaries. Schedule 3.12 sets forth the name of, and the ownership interest of the Borrower in, each Subsidiary of the Borrower and identifies each Subsidiary that is a Subsidiary Loan Party, in each case as of the Restatement Effective Date. As of the Restatement Effective Date, the signatories to the Guarantee Agreement are the only Designated Subsidiaries.

                  SECTION 3.13. Insurance. Schedule 3.13 sets forth a description of all insurance maintained by or on behalf of the Borrower and its Subsidiaries as of the Restatement Effective Date. As of the Restatement Effective Date, all premiums in respect of such insurance have been paid.

                  SECTION 3.14. Labor Matters. As of the Restatement Effective Date, there are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened. The hours worked by, payments made to and working conditions applicable to employees of the Borrower and the Subsidiaries have not been and are not in violation of the Federal Labor Law (Ley Federal del Trabajo), the IMSS Law and any rules and regulations thereunder. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is bound.

                                                                    Exhibit 4(b)


                  SECTION 3.15. Solvency. Immediately after the consummation of the Transactions to occur on the Restatement Effective Date and immediately following the making of each Loan made on the Restatement Effective Date and after giving effect to the application of the proceeds of such Loans, (a) the fair value of the assets of the Borrower, on an individual basis, or the Loan Parties, taken as a whole, at a fair valuation, will exceed its or their debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of the Borrower, on an individual basis, or the Loan Parties, taken as a whole, will be greater than the amount that will be required to pay the probable liability of its or their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Borrower, on an individual basis, or the Loan Parties, taken as a whole, will be able to pay its or their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Borrower, on an individual basis, or the Loan Parties, taken as a whole, will not have unreasonably small capital with which to conduct the businesses in which it or they are engaged as such businesses are now conducted and are proposed to be conducted following the Restatement Effective Date.

                  SECTION 3.16. Senior Indebtedness. The Obligations constitute "Senior Indebtedness" under and as defined in the Senior Note Indenture.

                  SECTION 3.17. Use of Proceeds. The proceeds of (i) the Tranche A Loans will be used only to continue or refinance existing Indebtedness of the Borrower under the Original Credit Agreement and US$11,165,000 of Indebtedness of the Borrower under the Bridge Loan Agreement and (ii) the Tranche B Loans will be used only to refinance existing Indebtedness of the Borrower under the Eximbank Credit Agreement and the Commercial Loan Agreement and US$10,974,807 of Indebtedness under the Bridge Loan Agreement.

                  SECTION 3.18. Effectiveness and Validity of Concessions and Material Permits. As of the Restatement Effective Date, all Concessions and material permits in respect thereto granted to the Borrower or any Subsidiary under the Original Telecommunications Law and the 1995 Telecommunications Law are valid and in full force and effect, all payments to be made thereunder to SCT have been duly and timely made, all conditions to their effectiveness have been satisfied and, to the knowledge of the Borrower, there is no action pending or threatened that may challenge the validity of any such concession.

                  SECTION 3.19. Security Documents. (a) The Pledge Agreement is effective to create and continue in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral (as defined in the Pledge Agreement) and the Pledge Agreement constitutes a fully perfected first priority Lien on, and security interest in, all right, title and interest of the pledgor thereunder in such Collateral, in each case prior and superior in right to any other person.

                  (b) Subject only to the approval, filing and registrations mentioned in Section 5.14, all approvals necessary to create the security interests intended to be perfected under the Security Agreements have been obtained and are in full force and effect; the Security Agreements are effective in accordance with Section 5.14 to create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties with the priorities specified therein, a legal, valid and enforceable security interest in (i) the Collateral (as defined in the Mortgage) consisting of all Concessions that are Designated Assets and, to the extent related to such Concessions pursuant to Articles 92, 93 and 94 of the Original Telecommunications Laws, all assets (movable and non-movable) used in the construction, exploitation, repair and maintenance of the relevant means of communications, and all capital contributions, cash in hand, and receivables and rights arising for the benefit of the relevant Concessions and (ii) the trademarks specified in Schedule 1.01(a) and subject to the Trademark Pledge Agreement.

                  SECTION 3.20. Delivery of Agreements. The Borrower has heretofore furnished to the Lenders a true copy of each of (a) the organizational documents of the Borrower, (b) the Senior Note Indenture, (c) the Parent Senior Note Indenture and (d) the Amended and Restated Shareholders Agreement dated as of June 21, 1999.

                                                                    Exhibit 4(b)


                  SECTION 3.21. Legal Form. Each Loan Document is in proper legal form under the law of Mexico for the enforcement thereof against each Loan Party that is a party thereto under such law, and if such Loan Document were stated to be governed by such law, it would constitute the legal, valid and binding obligation of each Loan Party that is a party thereto under such law, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. All formalities required in Mexico for the validity and enforceability of each Loan Document (including, any necessary registration, recording or filing with any court or Governmental Authority in Mexico) against each Loan Party have been accomplished or will be obtained on or prior to the Restatement Effective Date (unless otherwise specified in Sections 3.03, 3.19, 5.14 or elsewhere in the Loan Documents) and no Mexican Taxes are required to be paid and no notarization is required for the validity and enforceability thereof, except that in the event that any legal proceedings are brought in the courts of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court approved translator would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents.

                  SECTION 3.22. Commercial Activity; Absence of Immunity. Each Loan Party is subject to civil and commercial law with respect to its obligations under the Loan Documents to which it is a party. The execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party constitute private and commercial acts rather than public or governmental acts. None of the Loan Parties nor any of their respective assets or revenues is entitled to any right of immunity in any jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to the obligations of such Loan Party under the Loan Documents to which it is a party.


                                   ARTICLE IV

                                   Conditions

                  SECTION 4.01. Restatement Effective Date. This Amended and Restated Credit Agreement shall become effective on the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

                  (a) The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

                  (b) The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Restatement Effective Date) of each of (i) Clifford Chance Rogers & Wells, LLP, counsel for the Borrower, substantially in the form of Exhibit B-1, (ii) De Ovando y Martinez del Campo, S.C., special Mexican counsel for the Borrower, substantially in the form of Exhibit B-2 and (iii) Adolfo Alaniz Ramirez, Deputy General Counsel for the Borrower, substantially in the form of Exhibit B-3 and, in the case of each such opinion required by this paragraph, covering such other matters relating to the Loan Parties, the Loan Documents or the Transactions as the Required Lenders shall reasonably request. The Borrower hereby requests such counsel to deliver such opinions.

                  (c) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization and existence of each Loan Party, the authorization of the Transactions and any other legal matters relating to the Loan Parties, the Loan Documents or the Transactions (including copies, certified by a notary public, of the estatutos sociales of each Loan Party and powers-of-attorney, with authority for actos de dominio and actos de administracion as well as for

                                                                    Exhibit 4(b)


execution of negotiable instruments, for each person executing each Loan Document on behalf of each Loan Party each notarized by a Mexican notary public), all in form and substance satisfactory to the Administrative Agent and its counsel and a letter from the agent for service of process appointed by the Borrower pursuant to Section 9.09, agreeing to act as process agent (together with a notarized power-of-attorney granted to such process agent, which notarized power-of- attorney will be delivered by the Borrower to the Administrative Agent on or prior to 45 days after the Restatement Effective
Date).

                  (d) The representations and warranties of each Loan Party set forth in the Loan Documents shall be true and correct in all material respects on and as of the Restatement Effective Date.

                  (e) At the time of the Restatement Effective Date, no Default shall have occurred and be continuing.

                  (f) The Note or Notes for each Lender evidencing the Loans made by such Lender shall have been duly completed and executed by the Borrower.

                  (g) The Administrative Agent shall have received a certificate, dated the Restatement Effective Date and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in paragraphs (d) and (e) above.

                  (h) The Administrative Agent shall have received all fees and other amounts due and payable hereunder on or prior to the Restatement Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by any Loan Party hereunder or under any other Loan Document.

                  (i) The Administrative Agent shall have received the Guarantee Agreement signed by each Designated Subsidiary.

                  (j) The Administrative Agent shall have received the Pledge Agreement signed on behalf of the Borrower and each Subsidiary that owns any Designated Equity Interest, together with certificates representing all the Designated Equity Interests as of the Restatement Effective Date endorsed "en garantia" to the Collateral Agent, together with a copy, certified by the Secretary of each Designated Subsidiary, of the notation made in the Stock Registry of each Designated Subsidiary relating to the security interest created by such Pledge Agreement.

                  (k) All consents and approvals required to be obtained from, and all notices required to be given to, any Governmental Authority or other Person in connection with the Transactions shall have been obtained or given and all registrations required to have been made with any Governmental Authority in connection with the Transactions shall have been effected (other than periodic informational filings that the Borrower is required to make, for tax purposes, with the Ministry of Finance and Public Credit and that do not have an effect on the obligations of the Borrower under Section 2.12), in each case without the imposition of any burdensome conditions; provided, however, that the consents, approval, registrations and filing required in respect of the Security Agreements are subject to Section 5.14.

                  (l) The Pledge Agreement shall be effective to create and continue in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral (as defined in the Pledge Agreement) and the Pledge Agreement shall constitute a fully perfected first priority Lien on, and security interest in, all right, title and interest of the pledgor thereunder in such Collateral, in each case prior and superior in right to any other person.

                  (m) The Security Agreements shall be effective in accordance with Section 5.14 to create and continue in favor of the Collateral Agent, for the ratable benefit of the Secured Parties with the priorities specified therein, a legal, valid and enforceable security interest (subject only to the approval, filing and registrations

                                                                    Exhibit 4(b)


mentioned in Section 5.14) in (i) the Collateral (as defined in the Mortgage) consisting of all Concessions that are Designated Assets and, to the extent related to such Concessions pursuant to Articles 92, 93 and 94 of the Original Telecommunications Laws, all assets (movable and non-movable) used in the construction, exploitation, repair and maintenance of the relevant means of communications, and all capital contributions, cash in hand, and receivables and rights arising for the benefit of the relevant Concessions and (ii) the trademarks specified in Schedule 1.01(a) and subject to the Trademark Pledge Agreement.

                  (n) The Borrower and its Subsidiaries shall have repaid or shall substantially simultaneously repay in full all amounts due and payable under the Eximbank Credit Agreement, the Commercial Loan Agreement, the Bridge Loan Agreement and all other Indebtedness of the Borrower and its Subsidiaries other than the Senior Notes, the Existing Handset Facilities and a US$6,600,000 unsecured guarantee by Iusacell, S.A. de C.V. issued to BBVA Bancomer, and the Administrative Agent shall have received duly executed documentation either evidencing or necessary for the termination of all such Indebtedness and the release of all related Liens thereto. The Borrower shall have paid all interest, fees and other amounts due and payable or accrued under the Original Credit Agreement through the date immediately preceding the Restatement Effective Date, including all amounts due under Section 2.14 of the Original Credit Agreement by reason of the conversion of the Loans outstanding under the Original Credit Agreement to Tranche A Loans (it being agreed that such conversion shall for all purposes of such Section 2.14 be deemed a prepayment of such Loans on the Restatement Effective Date).

Notwithstanding the foregoing, this Amended and Restated Credit Agreement shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02) at or prior to 3:00 p.m., New York City time, on April 16, 2001.

                                    ARTICLE V

                              Affirmative Covenants

                  Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

                  SECTION 5.01. Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

                  (a) within 120 days after the end of each fiscal year of the Borrower, its audited consolidated balance sheet and related statements of operations, stockholders' equity and changes in financial position as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers LLP or other independent public accountants of recognized standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP as required to be applied in filings under the US Federal securities laws and Mexican GAAP applied consistently (with a reconciliation between the two);

                  (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its consolidated balance sheet and related statements of operations, stockholders' equity and changes in financial position as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP as required to be applied in filings under the US

                                                                    Exhibit 4(b)


Federal securities laws and Mexican GAAP, subject to normal year-end audit adjustments and the absence of footnotes;

                  (c) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.12, (iii) setting forth the amount of trade-in credits received by the Borrower in the immediately preceding quarterly and year to date period, (iv) setting forth the amount of Attributable Debt outstanding at the end of the immediately preceding quarterly period, and
(v) stating whether any change in GAAP or Mexican GAAP or in the application thereof has occurred since the date of the Borrower's audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

                  (d) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

                  (e) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any Subsidiary with the Securities and Exchange Commission or Mexico's Comision Nacional Bancaria y de Valores, or any Governmental Authority succeeding to any or all of the functions of either such commission, or with any securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be; and

                  (f) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request.

                  SECTION 5.02. Notices of Material Events. The Borrower will furnish to the Administrative Agent and each Lender prompt (but in no event later than 10 Business Days after the occurrence of any of the following) written notice of the following:

                  (a) actual knowledge of an officer of the Borrower of the occurrence of any Default;

                  (b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Subsidiary thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

                  (c) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

                  SECTION 5.03. Governmental Approvals; Concessions. (a) The Borrower agrees that it will promptly obtain from time to time at its own expense all such governmental licenses, authorizations, consents, permits and approvals as may be required for the Borrower to comply with its obligations under the Loan Documents.

                  (b) The Borrower will, and will cause each of its Subsidiaries to, preserve and keep in full force and effect all Concessions and shall comply with the Material Terms and Conditions of all Concessions.

                                                                    Exhibit 4(b)


                  SECTION 5.04. Existence; Conduct of Business. The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges, franchises, concessions, permits, patents, copyrights, trademarks and trade names material to the conduct of its business, including all material permits relating to the Concessions; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.04.

                  SECTION 5.05. Payment of Obligations. The Borrower will, and will cause each of its Subsidiaries to, pay its Indebtedness and other obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and Mexican GAAP, (c) such contest effectively suspends collection of the contested obligation and the enforcement of any Lien securing such obligation and (d) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 5.06. Maintenance of Properties. The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and to maintain, develop and operate such property in accordance with prudent industry standards.

                  SECTION 5.07. Insurance. The Borrower will, and will cause each of its Subsidiaries to, maintain with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

                  SECTION 5.08. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which true and correct entries are made of the transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants; provided that, unless an Event of Default has occurred and is continuing, such visits shall be made no more frequently than once per each fiscal quarter during regular business hours and shall be coordinated through the Administrative Agent.

                  SECTION 5.09. Compliance with Laws and Material Contractual Obligations. The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property and with all material contractual obligations and obligations arising from the Concessions under which the Borrower and its Subsidiaries provide their services), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 5.10. Use of Proceeds. The proceeds of (i) the Tranche A Loans will be used only to continue or refinance existing Indebtedness of the Borrower under the Original Credit Agreement and US$11,165,000 of Indebtedness of the Borrower under the Bridge Loan Agreement and (ii) the Tranche B Loans will be used only to refinance the existing Indebtedness of the Borrower under the Eximbank Credit Agreement and the Commercial Loan Agreement and US$10,974,807 of Indebtedness of the Borrower under the Bridge Loan Agreement. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations U and X.

                  SECTION 5.11. Additional Subsidiaries. If any additional Subsidiary is formed or acquired after the Restatement Effective Date, the Borrower will notify the Administrative Agent thereof and, within three Business Days after such Subsidiary is formed or acquired, (a) if such Subsidiary is a Designated Subsidiary, the

                                                                    Exhibit 4(b)


Borrower will cause such Subsidiary to become a party to the Guarantee Agreement, (b) if such Subsidiary owns any Designated Assets, the Borrower will cause such Subsidiary to become a party to the Security Agreements and promptly to take such actions to create and perfect Liens on such Subsidiary's Designated Assets to secure the Obligations as the Administrative Agent or the Required Lenders shall reasonably request, (c) the Borrower will cause all shares of capital stock or other equity interests of or in such Subsidiary owned by the Borrower or any other Subsidiary to be pledged pursuant to the Pledge Agreement and will create in favor of the Collateral Agent for the benefit of the Lenders, as security for the Obligations, perfected pledges of and security interests in all such shares of capital stock or equity interests with the priorities set forth in the Pledge Agreement and (d) if such Subsidiary shall own any Designated Equity Interests, the Borrower will cause such Subsidiary to become a party to the Pledge Agreement and to create in favor of the Collateral Agent for the benefit of the Lenders, as security for the Obligations, perfected pledges of and security interests in all such Designated Equity Interests with the priorities set forth in the Pledge Agreement.

                  SECTION 5.12. Further Assurances. (a) The Borrower will, and will cause each Subsidiary to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, mortgages, deeds of trust and other documents with any party deemed appropriate, including SCT and any public registry), which may be required under any applicable law, or which the Administrative Agent or the Required Lenders may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Security Documents or the validity or priority of any such Lien, all at the expense of the Loan Parties. The Borrower also agrees to provide to the Administrative Agent, from time to time upon request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

                  (b) If any Designated Assets (including any real property or improvements thereto or any interest therein) are acquired by the Borrower or any Subsidiary Loan Party, or any assets of the Borrower or any Subsidiary become Designated Assets, after the Restatement Effective Date (other than assets constituting Collateral under the Security Agreement that become subject to the Lien of the Security Agreement upon acquisition thereof), the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, will cause such assets to be subjected to a Lien securing the Obligations and will take, and cause the Subsidiaries to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (a) of this Section, all at the expense of the Loan Parties.

                  (c) The Borrower will cause all shares of capital stock or other equity interests of or in Iusatel, S.A. de C.V. ("Iusatel") owned by the Borrower or any other Subsidiary to be pledged pursuant to the Pledge Agreement and will create in favor of the Collateral Agent for the benefit of the Lenders, as security for the Obligations, perfected pledges of and security interests in all such shares of capital stock or equity interests with the priorities set forth in the Pledge Agreement. At such time as the total assets of Iusatel exceed 15% of the total assets of the Borrower and its consolidated Subsidiaries, or the total revenue or EBITDA of Iusatel exceed 12% of the total revenue or EBITDA, respectively, of the Borrower and its consolidated Subsidiaries, in each case measured as of the end of the most recent fiscal quarter of the Borrower for which financial statements have been delivered to the Administrative Agent pursuant to Section 5.01(a) or (b) hereof and for the period of two fiscal quarters then ending, the Borrower will notify the Administrative Agent thereof and, to the extent not prohibited by any applicable law or regulation and subject to receipt of any required shareholder approval therefor (provided that the Borrower shall use reasonable efforts to obtain any such required shareholder approval), (i) within five Business Days after delivery of such financial statements, the Borrower will designate Iusatel a Designated Subsidiary and cause Iusatel to become a party to the Guarantee Agreement and the Security Agreements, (ii) the Borrower will promptly take such actions to create and perfect Liens on Iusatel's assets to secure the Obligations as the Administrative Agent or the Required Lenders shall reasonably request and (iii) if Iusatel shall own any Designated Equity Interests, the Borrower will cause Iusatel to become a party to the Pledge Agreement and to create in favor of the Collateral Agent for the benefit of the Lenders, as security for the Obligations, perfected pledges of and security interests in all such Designated Equity Interests with the priorities set forth in the Pledge Agreement.

                                                                    Exhibit 4(b)


                  SECTION 5.13. Payments from Interest Reserve. The Borrower shall use reasonable efforts, so long as funds are available in the interest reserve established with respect to the Parent Senior Notes, to cause the Parent to use such funds to pay all scheduled interest payments as and when due in respect of the Parent Senior Notes; provided that failure by the Parent to apply funds as stated hereunder shall constitute an Event of Default by the Borrower under clause (e) of Article VII hereof.

                  SECTION 5.14. Perfection of Liens Created Under Security Agreements. (a) As promptly as practicable, and in any event no later than (x) ten Business Days after the Restatement Effective Date, the Borrower shall file, in proper form for registration, the Mortgage in the Public Registry of Commerce of the Federal District of Mexico (the "Public Registry") and (y) 90 days after the Restatement Effective Date, the Borrower shall obtain and deliver to the Administrative Agent evidence, satisfactory to the Administrative Agent, of the registration of the Mortgage in the Public Registry. As promptly as practicable, and in any event no later than 150 days after the Restatement Effective Date, the Borrower shall obtain and deliver to the Administrative Agent evidence, satisfactory to the Administrative Agent, of (i) SCT approval for the amendment of the security interest created in respect of the Region 9 Concession, (ii) the registration of the security interest contemplated by the Mortgage in the Telecommunications Registry maintained by SCT, and (iii) the registration of the security interest contemplated by the Mortgage with respect to real property, if any, specified in the Mortgage in each of the relevant Public Registries of Property.


                                   ARTICLE VI

                               Negative Covenants

                  Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full, the Borrower covenants and agrees with the Lenders that:

                  SECTION 6.01. Indebtedness; Certain Equity Securities. (a) The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

                  (i) Indebtedness created under the Loan Documents;

                  (ii) the Senior Notes, including any guarantees with respect thereto;

                  (iii) Indebtedness existing on the Restatement Effective Date and set forth in Schedule 6.01 and Refinancing Indebtedness with respect thereto;

                  (iv) Indebtedness of the Borrower to any Subsidiary and of any Designated Subsidiary to the Borrower or any other Subsidiary;

                  (v) Indebtedness not at any time in excess of an aggregate amount equal to the sum of (A) US$15,000,000 in respect of surety bonds provided by the Borrower or any of the Subsidiaries in the ordinary course of its business to secure rental payments in connection with the lease of Towers or any space on the Towers or any other lease of real property (including ground leases and the lease of buildings), (B) US$20,000,000 in respect of surety bonds provided by the Borrower or any of the Subsidiaries in the ordinary course of its business to secure their telecommunications concessions or bids for telecommunications concessions (and any payments due to Governmental Authorities thereunder), permits and similar governmental instruments with respect to concessions, payments under interconnection agreements with other telecommunications carriers and payments under other agreements with other telecommunications carriers, and (C) US$10,000,000 in respect of performance bonds, bankers= acceptances, letters of credit and surety bonds which constitute Indebtedness provided by the Borrower and the Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness;

                                                                    Exhibit 4(b)


                  (vi) Indebtedness in respect of Capital Lease Obligations, Purchase Money Indebtedness and Refinancing Indebtedness with respect thereto; provided that (x) the principal amount of such Indebtedness does not exceed 100% of the fair market value of the property or assets subject thereto and (y) the aggregate principal amount of all such Indebtedness does not exceed US$125,000,000;

                  (vii) other Later Maturing Indebtedness in an aggregate principal amount not exceeding US$100,000,000; provided that the terms and conditions of such Indebtedness (other than pricing, which shall be consistent with market terms prevailing at the time such Indebtedness is incurred) are at least as favorable to the Borrower and the Lenders as are the terms and conditions of the Senior Notes or are otherwise reasonably satisfactory to the Required Lenders;

                  (viii) (A) unsecured Indebtedness, with a maturity of not more than 18 months and in an aggregate principal amount not exceeding US$50,000,000 (of which not more than US$5,000,000 at any time outstanding may be Indebtedness of Subsidiaries, other than Designated Subsidiaries); and

                  (ix) Attributable Debt related to Sale/Leaseback Transactions in an amount not in excess of the aggregate amount of Credited Capital Contributions designated by Borrower, in a notice to the Administrative Agent, for the express purpose of permitting the incurrence of Attributable Debt (and not designated to permit additional Capital Expenditures); provided that such Attributable Debt and the obligations related thereto do not qualify as a capitalized lease for financial reporting purposes in accordance with Mexican GAAP; and provided, further, that the Borrower and its Subsidiaries shall apply the Credited Capital Contributions so designated to permit the incurrence of Attributable Debt only to acquire Additional Assets constituting additional Collateral.

                  (b) The Borrower will not, nor will it permit any Subsidiary to, issue any preferred stock (except, to the extent required for compliance with applicable Mexican foreign investment laws and regulations, preferred stock issued by Subsidiaries to, and at all times held by, the Borrower or one or more other Wholly Owned Subsidiaries) or be or become liable in respect of any obligation (contingent or otherwise) to purchase, redeem, retire, acquire or make any other payment in respect of any shares of capital stock of the Borrower or any Subsidiary (other than, in each case, in shares of capital stock) or any option, warrant or other right to acquire any such shares of capital stock.

                  SECTION 6.02. Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

                  (a) Liens created under the Loan Documents;

                  (b) Permitted Encumbrances;

                  (c) any Lien on any property or asset of the Borrower or any Subsidiary existing on the Restatement Effective Date and set forth in
         Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

                  (d) any Lien existing on any property or asset acquired by the Borrower or a Subsidiary after the date hereof prior to the acquisition thereof by the Borrower or such Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of

                                                                    Exhibit 4(b)


such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

                  (e) Liens on fixed or capital assets or, if not otherwise a fixed or capital asset, equipment acquired, constructed or improved by the Borrower or any Subsidiary; provided that (i) such Liens secure only Indebtedness permitted by clause (vi) of Section 6.01(a), (ii) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the fair market value of the property or assets subject thereto and (iv) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary;

                  (f) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Borrower or a Designated Subsidiary; and

                  (g) any Liens not otherwise permitted by any other clause of this Section in an aggregate principal amount not exceeding US$7,500,000 at any time outstanding.

                  SECTION 6.03. Sale-Leaseback Transactions. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred; provided that the Borrower and its Subsidiaries may enter into any such transaction to the extent the Capital Lease Obligations and Liens associated therewith would be permitted by clause (vi) of
Section 6.01(a) and Section 6.02(e), respectively; and provided further, that the Borrower or any of its Subsidiaries may sell, transfer or dispose of Towers to the extent permitted by Section 6.06(i) and incur Attributable Debt with respect to such Towers to the extent permitted by Section 6.01(a)(ix).

                  (a) The Borrower will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, except that if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing or would occur as a result of such transaction
(i) any Subsidiary may merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) any Person may merge into any Subsidiary in a transaction in which the surviving entity is a Wholly Owned Subsidiary and (iii) any Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that any such merger involving a Person that is not a Wholly Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.05.

                  (b) The Borrower will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrower and its Subsidiaries on the date of this Agreement and businesses reasonably related thereto.

                  SECTION 6.05. Investments, Loans, Advances, Guarantees and Acquisitions. The Borrower will not, and will not permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit, except:

                  (a) Temporary Cash Investments;

                  (b) investments existing on the Restatement Effective Date and set forth on Schedule 6.05;

                                                                    Exhibit 4(b)


                  (c) investments by the Borrower existing on the date hereof in the capital stock of its Subsidiaries; provided that any such shares of capital stock that constitute Designated Equity Interests shall be pledged pursuant to the Pledge Agreement;

                  (d) loans or advances made by the Borrower to any Designated Subsidiary and made by any Subsidiary to the Borrower or any Designated Subsidiary;

                  (e) Guarantees constituting Indebtedness permitted by Section 6.01;

                  (f) investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

                  (g) acquisitions by the Borrower or any Subsidiary related to the business conducted by the Borrower and the Subsidiaries on the Restatement Effective Date or to a Related Business and constituting a Capital Expenditure; provided that the aggregate amount during any fiscal year of (x) all such acquisitions, (y) all investments permitted under clause (i) of this Section and
(z) all other Capital Expenditures does not exceed the amount permitted during such year under clause (c) of Section 6.12;

                  (h) investments by the Borrower or any Subsidiary in (A) licenses, concessions or permits required to provide, or related to, the cellular telephone service and data transmission service and (B) any Related Business in Mexico; provided that the aggregate principal amount during any fiscal year of the sum of (x) such investments, (y) the acquisitions permitted under clause (g) of this Section and (z) all other Capital Expenditures does not exceed the amount permitted during such fiscal year under clause (c) of Section 6.12;

                  (i) investments by the Borrower or any Subsidiary in (A) property (other than cash, cash equivalents or securities) to be owned by the Borrower or any Subsidiary and used in the business conducted by the Borrower and the Subsidiaries on the Restatement Effective Date or in a Related Business, including any improvements thereto or developments thereof and (B) any entity engaged primarily in a Related Business (including the acquisition from third parties of capital stock) as a result of which such other entity becomes a Subsidiary, but only to the extent that any such investment constitutes a reinvestment of Net Proceeds in Additional Assets in accordance with clause (b) of Section 2.07;

                  (j) Joint Venture Investments in an aggregate amount not exceeding US$50,000,000 at any time outstanding; and

                  (k) investments by the Borrower or any Designated Subsidiary at any time outstanding in, and acquisitions by the Borrower or any Designated Subsidiary of, Designated Assets in an aggregate amount not exceeding US$50,000,000.

                  SECTION 6.06. Asset Sales. The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any capital stock, nor will the Borrower permit any of its Subsidiaries to issue any additional shares of its capital stock or other ownership interest in such Subsidiary, except:

                  (a) sales of inventory, used or surplus equipment (including, without limitation, dispositions of equipment being exchanged for comparable or better equipment) and Temporary Cash Investments in the ordinary course of business;

                  (b) sales, transfers and dispositions to the Borrower or a Designated Subsidiary; provided that any such sales, transfers or dispositions involving a Subsidiary that is not a Designated Subsidiary shall be made in compliance with Section 6.09;

                                                                    Exhibit 4(b)


                  (c) sales, transfers and dispositions of assets (other than capital stock of a Subsidiary and other than the Concessions) that are not permitted by any other clause of this Section; provided that the aggregate fair market value of all assets sold, transferred or otherwise disposed of in reliance upon this clause (c) after the Restatement Effective Date shall not exceed US$75,000,000;

                  (d) sales, transfers and dispositions of the Borrower's office building located at Montes Urales 460 in Lomas de Chapultepec, Mexico City;

                  (e) sales, transfers and dispositions of the mortgaged building located in Mexico City known as "Pelicano" and the underlying land; provided that all of the Net Proceeds received by the Borrower or any Subsidiary from such sales, transfers or dispositions are applied to the prepayment of the Loans as provided in Section 2.07 without giving effect to the provisos therein;

                  (f) any issuance of capital stock of any Subsidiary to the Borrower or another Subsidiary to obtain funds required in response to a capital call related to Joint Venture Investment of such Subsidiary; provided that (i) any such issuance is subject to clause (j) of Section 6.05 and (ii) the percentage of the capital stock of such Subsidiary held directly or indirectly by the Borrower is not reduced as a result of such issuance and all capital stock issued to the Borrower or another Subsidiary is promptly subjected to the Lien of the Pledge Agreement;

                  (g) the sale to Mexican nationals of shares representing a majority of the ordinary voting power represented by the issued and outstanding capital stock of any Subsidiary, but only if and for so long as (i) such sale is required by applicable Mexican foreign investment laws and regulations and/or by an official communication issued by the competent authorities, (ii) such sale is made for cash in an amount not less than the fair market value of the shares sold and (iii) the Borrower at all times continues to own, directly or indirectly, beneficially and of record, shares representing at least 90% of the shareholders' equity of such Subsidiary;

                  (h) Fiber Swaps in the ordinary course of business; and

                  (i) sales, transfers or dispositions of Towers by the Borrower or any of its Subsidiaries; provided that the Net Proceeds from any sale, transfer or disposition of Towers by the Borrower or any of its Subsidiaries shall be used to acquire Additional Assets which shall constitute Collateral, and in connection with such sale, transfer or disposition of Towers, (i) the Tranche A Lenders shall have a first priority Lien, and the Tranche B Lenders shall have a second priority Lien, on all Additional Assets acquired with Net Proceeds from the sale of any Collateral on which the Tranche A Lenders had a first priority Lien under the Security Documents and the Tranche B Lenders had a second priority Lien under the Security Documents, (ii) the Tranche A Lenders and the Tranche B Lenders shall have a first priority Lien, shared ratably, on all Additional Assets acquired with Net Proceeds from the sale of any Collateral on which the Tranche A Lenders and the Tranche B Lenders had a shared first priority Lien under the Security Documents, and (iii) the Collateral Agent, on behalf of the Lenders, and any acquiror of Towers shall enter into a subordination agreement, the terms and conditions of which shall be substantially similar to the Subordination Agreement, dated as of February 23, 2001, between the Collateral Agent and MATC Celular, S. de R.L. de C.V. and satisfactory to the Administrative Agent, with respect to the telecommunications equipment which constitutes Collateral that is located on or in shelters at the base of such Towers.

To the extent that the Borrower sells assets that constitute Collateral in consideration of a trade-in credit with respect to the purchase of Additional Assets, then such Additional Assets shall be required to constitute Collateral.

                  SECTION 6.07. Hedging Agreements. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or any Subsidiary is exposed in the conduct of its business or the management of its liabilities, and not for speculative purposes.

                                                                    Exhibit 4(b)


                  SECTION 6.08. Restricted Payments; Certain Payments of Indebtedness. (a) The Borrower will not, nor will it permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

                  (i) the Borrower may declare and pay dividends with respect to its capital stock payable solely in additional shares of its common stock;

                  (ii) the Borrower may declare and pay dividends in cash with respect to its capital stock to the Parent at such times and in such amounts as shall be necessary to permit the Parent to pay (A) scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect of the Parent Senior Notes and (B) so long as no Event of Default has occurred and is continuing, scheduled interest (including any tax gross-up with respect thereto) as and when due in respect of any notes issued to refinance the Parent Senior Notes;

                  (iii) Subsidiaries may declare and pay dividends ratably with respect to their capital stock; and

                  (iv) the Borrower may make Restricted Payments, not exceeding US$5,000,000 during any fiscal year, pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Borrower and its Subsidiaries.

                  (b) The Borrower will not, nor will it permit any Subsidiary to, make or agree to make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancelation or termination of any Indebtedness, except:

                  (i) payments in respect of Indebtedness created under the Loan Documents; and

                  (ii) required interest and principal payments as and when due in respect of any Indebtedness of the Borrower or a Subsidiary permitted under Section 6.01(a).

                  SECTION 6.09. Transactions with Affiliates. The Borrower will not, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions in the ordinary course of business that are at prices and on terms and conditions not less favorable to the Borrower or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among the Borrower and the Subsidiaries not involving any other Affiliate and (c) any Restricted Payment permitted by
Section 6.08.

                  SECTION 6.10. Restrictive Agreements. The Borrower will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided that the foregoing shall not apply to (i) restrictions and conditions imposed by law or by any Loan Document, the Senior Note Indenture or the Parent Senior Note Indenture, (ii) restrictions and conditions existing on the Restatement Effective Date identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition) and (iii) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder.

                                                                    Exhibit 4(b)


                  SECTION 6.11. Amendment or Termination of Material Documents.
(a) The Borrower will not, nor will it permit any Subsidiary to, amend, modify or waive any of its rights or obligations under the certificate of incorporation, by-laws or other organizational documents of the Borrower or any Subsidiary, provided that the foregoing shall not prohibit the Borrower or any Subsidiary from amending or modifying their respective certificates of incorporation, by-laws or other organizational documents (i) in compliance with the requirements of any applicable laws or regulations or (ii) as a result of changes in their respective corporate structures which would not constitute a violation of any of the provisions of this Agreement, provided that any such amendments or modifications made pursuant to this clause (ii) shall not adversely affect the rights of the Lenders hereunder or under the other Loan Documents.

                  (b) The Borrower will not, and will use reasonable efforts to cause the Parent not to, amend, modify or waive any of its rights or obligations under, or terminate, (i) the Senior Note Indenture and (ii) the Parent Senior
Note Indenture; provided that any such amendment, modification or waiver by the Parent that adversely affects the rights of the Lenders hereunder or under the other Loan Documents shall constitute an Event of Default by the Borrower under clause (d) of Article VII hereof.

                  SECTION 6.12. Financial Covenants. The Borrower will not:

                  (a) permit the Leverage Ratio for any annualized period of two fiscal quarters ending during any of the periods set forth below to be in excess of the ratio set forth below opposite such period (calculated on a consolidated basis and in accordance with Mexican GAAP):

                          Period                                          Ratio
                 12/31/00 through 12/31/01                                3.00x
                  1/01/02 and thereafter                                  2.50x

                  (b) permit the ratio of EBITDA for any annualized period of two fiscal quarters ending during any of the periods set forth below to Cash Interest Expense for any period of four fiscal quarters ending during any of the periods set forth below to be less than the ratio set forth below opposite such period (calculated on a consolidated basis and in accordance with Mexican GAAP):

                          Period                                          Ratio
                 12/31/00 through 12/31/01                                2.50x
                  1/01/02 and thereafter                                  3.00x

                  (c) permit Capital Expenditures of the Borrower and the Subsidiaries for any fiscal year of the Borrower to exceed the sum of (i) $225,000,000 and (ii) any amount by which $225,000,000 exceeds the Capital Expenditures and the investments made by the Borrower and the Subsidiaries during the immediately preceding fiscal year (calculated on a consolidated basis and in accordance with Mexican GAAP); provided, however that the aggregate amount of Capital Expenditures permitted under paragraphs (i) and (ii) above may be further increased on a dollar-for-dollar basis for every dollar of Credited Capital Contributions designated for such purpose by the Borrower in a notice to the Administrative Agent (and not designated to permit the incurrence by the Borrower of Attributable Debt); provided, further, that the Borrower and its Subsidiaries shall use the Credited Capital Contributions so designated for additional Capital Expenditures only to acquire Additional Assets constituting Collateral.

                                   ARTICLE VII

                                                                    Exhibit 4(b)


                                Events of Default

                  If any of the following events ("Events of Default") shall occur:

                  (a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof (if prepayment on such date is mandatory under the terms of the applicable instrument or agreement) or otherwise;

                  (b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

                  (c) any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

                  (d) the Borrower or any Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02, 5.03,
5.04 (with respect to the existence of the Borrower), 5.10 or 5.14 or in Article VI;

                  (e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after receipt by the Borrower of notice thereof from the Administrative Agent (which notice will be given at the request of any Lender);

                  (f) the Parent, any subsidiary of the Parent, the Borrower or any Subsidiary shall fail to make any payment of principal in respect of any Material Indebtedness, when and as the same shall become due and payable;

                  (g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or any event or condition (including any failure to pay interest) occurs that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due solely as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

                  (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, concurso mercantil or other relief in respect of the Parent, any Significant Parent Subsidiary, the Borrower or any Subsidiary or its debts, or of a substantial part of its assets, under any bankruptcy, insolvency, receivership or similar law now or hereafter in effect (including the Mexican Ley de Concursos Mercantiles), or (ii) the appointment of a receiver, trustee, sindico, custodian, sequestrator, conservator or similar official for the Parent, any Significant Parent Subsidiary, the Borrower or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed or unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

                  (i) the Parent, any Significant Parent Subsidiary, the Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, concurso mercantil or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any

                                                                    Exhibit 4(b)


proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, sindico, custodian, sequestrator, conservator or similar official for the Parent, any Significant Parent Subsidiary, the Borrower or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

                  (j) the Parent, any Significant Parent Subsidiary, the Borrower or any Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

                  (k) one or more judgments for the payment of money in an aggregate amount in excess of US$10,000,000 shall be rendered against the Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Subsidiary to enforce any such judgment;

                  (l) any Guarantee purported to be created under the Guarantee Agreement shall cease to be, or shall be asserted by any Loan Party not to be, a valid Guarantee other than by reason of the liquidation of a Guarantor that is permitted hereunder;

                  (m) any Lien purported to be created under any Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral, with the priority required by the applicable Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or (ii) as a result of the Administrative Agent's failure to maintain possession of any stock certificates or other instruments delivered to it under any Security Document;

                  (n) the initiation of proceedings for any revocation, appropriation, termination or cancelation of any Concession or material permit of the Borrower or any of its Subsidiaries or any adverse modification of the terms thereof;

                  (o) any Governmental Authority shall take any action to condemn, seize, nationalize or appropriate any substantial portion of the assets of the Parent, any subsidiary of the Parent, the Borrower or any of the Subsidiaries (either with or without payment of reasonable compensation) or shall take any action that, in the reasonable opinion of the Required Lenders, adversely affects the ability of the Borrower to perform its obligations under this Agreement or any Note; or the Parent, any subsidiary of the Parent, the Borrower or any of the Subsidiaries shall be prevented from exercising normal control over all or a substantial part of its assets (and the same shall continue for 30 or more days);

                  (p) either (i) the government of Mexico shall take any action, including a moratorium, having an effect on the schedule of payments of the Borrower under this Agreement, the Notes or otherwise, the currency in which the Borrower may pay its obligations under the Loan Documents or the availability of foreign currencies in exchange for Mexican Pesos or otherwise or the rights of the Collateral Agent and the Lenders under the Security Agreements or the Pledge Agreement or with respect to the Collateral or (ii) the Borrower shall, voluntarily or involuntarily, participate or take any action to participate in any facility or exercise involving the rescheduling of the Borrower's debts or the restructuring of the currency in which the Borrower may pay its obligations under the Loan Documents;

                  (q) the Borrower or any of its Subsidiaries shall fail to pay when due any and all amounts properly payable as SAR, IMSS, INFONAVIT quotas (except to the extent such payment is being contested in good faith by appropriate proceedings or negotiations, appropriate reasons for such nonpayment have been stated in a notice from the Borrower to Agent and adequate reserves have been established); or

                  (r) a Change of Control shall occur;

                                                                    Exhibit 4(b)


then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower (sent by telecopy and promptly confirmed by hand delivery or overnight courier service), take either or both of the following actions, at the same or different times:
(i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

                  The rights of the Lenders under this Article VII with respect to the occurrence of a particular Event of Default shall expire if the Event of Default giving rise to such rights has been cured before any such right has been exercised.


                                  ARTICLE VIII

                            The Administrative Agent

                  Each of the Lenders hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

                  The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

                  The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02), and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02) or in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall not be deemed to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or

                                                                    Exhibit 4(b)


other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, including any opinions of counsel that confirm the conditions set forth in
Article IV.

                  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

                  The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of each Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

                  Subject to the appointment and acceptance of a successor the Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank, and which, unless an Event of Default has occurred and is continuing, shall be reasonably acceptable to the Borrower. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Administrative Agent's resignation hereunder, the provisions of this Article and
Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

                  Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.


                                   ARTICLE IX

                                  Miscellaneous

                                                                    Exhibit 4(b)


                  SECTION 9.01. Notices. All notices and other communications provided for herein shall be in writing and, unless otherwise specified in
Section 2.10 or Article VII, shall be delivered by hand, overnight courier service or sent by telecopy as follows:

                  (a) if to the Borrower, to it at Grupo Iusacell Celular, S.A. de C.V., Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., Attention of William S. Roberts (Telecopy No. 011-525-109-5762), with a copy to Ruben Perlmutter, Esq. (Telecopy 972-791-2913) and a copy to Adolfo Alaniz Ramirez, Esq. (Telecopy No. 011-525-109-5772);

                  (b) if to the Administrative Agent, to The Chase Manhattan Bank, Loan and Agency Services Group, One Chase Manhattan, 8th Floor, New York, New York 10081, Attention of Sunita Vora (Telecopy No. (212) 552-4950), with a copy to The Chase Manhattan Bank, 270 Park Avenue, New York 10017, Attention of Linda M. Meyer (Telecopy No. (212) 270-8890); and

                  (c) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

                  SECTION 9.02. Waivers; Amendments. (a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

                  (b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) change Section 2.13(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change any of the provisions of this Section or the percentage in the definition of "Required Lenders" or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be), (vi) release any Subsidiary Loan Party from its Guarantee under the Guarantee Agreement (except as expressly provided in the Guarantee Agreement), or limit its liability in respect of such Guarantee, without the written consent of each Lender or (vii) release all or any substantial part of the Collateral from the Liens of the Security Documents, without the written consent of each Lender or (viii) change any provisions of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of any Class differently than those holding Loans of any

                                                                    Exhibit 4(b)


other Class, without the written consent of Lenders holding a majority in interest of the outstanding Loans and unused Commitments of each affected Class; provided further that (A) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent without the prior written consent of the Administrative Agent and (B) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of the Tranche A Lenders (but not the Tranche B Lenders) or the Tranche B Lenders (but not the Tranche A Lenders) may be effected by an agreement or agreements in writing entered into by the Borrower and requisite percentage in interest of the affected Class of Lenders.

                  SECTION 9.03. Expenses; Indemnity; Damage Waiver. (a) The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates in connection with the arrangement and syndication of the credit facilities provided for herein as separately agreed by the Borrower and the Administrative Agent, (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with any amendments, modifications or waivers of the provisions of the Loan Documents and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of counsel for the Administrative Agent or any Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents or the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or similar negotiations.

                  (b) The Borrower shall indemnify the Administrative Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee"), against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, and will reimburse such Persons for all reasonable and documented out-of-pocket legal or other expenses (other than legal and other expenses incurred by the Lenders prior to the Restatement Effective Date in determining to participate in the credit facilities established hereby, negotiating, preparing and reviewing the documentation therefor and closing such credit facilities), incurred by or asserted against any Indemnitee arising out of or relating to the transactions contemplated hereby (including any actual or alleged presence or release of Hazardous Materials on or from any real property subject to the Mortgage or any other property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses resulted from the gross negligence or wilful misconduct of such Indemnitee (and nothing herein shall limit the liability of any Indemnitee to the Borrower for any damages resulting from such gross negligence or wilful misconduct).

                  (c) To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent such Lender's pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent in its capacity as such. For purposes hereof, a Lender's "pro rata share" shall be determined based upon its share of the sum of the total outstanding Loans.

                  (d) All amounts due under this Section shall be payable promptly after written demand therefor.

                  SECTION 9.04. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

                                                                    Exhibit 4(b)


                  (b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that
(i) except in the case of an assignment to a Lender or an Affiliate of a Lender, in each case (other than in the case of a Mexican Lender), that is registered with the Ministry of Finance and Public Credit for tax purposes pursuant to
Article 154 of Mexican Income Tax Law, each of the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld), (ii) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than US$5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, (iii) after giving effect to any assignment of less than the entire remaining amount of an assigning Lender's Commitment or Loans, such assigning Lender will hold Commitments and Loans of at least US$5,000,000, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of US$3,500, (v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and (vi) no Lender shall assign any Class of Loans or Commitments to any assignee without making a pro rata assignment to such assignee of the other Class of Loans or Commitments, as applicable; and provided further that any consent of the Borrower otherwise required under this paragraph shall not be required if an Event of Default under clause (h) or (i) of Article VII has occurred and is continuing. Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 2.12 and 9.03, to the extent accruing prior to the effective date of such assignment). Upon the consummation of any assignment pursuant to this subsection (b), the assigning Lender, the Administrative Agent and the Borrower shall make appropriate arrangements so that, if required, a new Note or Notes are issued to the assignee and, if the assigning Lender shall retain any Loans, the assigning Lender. Upon the issuance of any such new Notes, the assigning Lender shall mark its old Notes "CANCELED" and deliver such old Notes to the Borrower. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

                  (c) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

                  (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph
(b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

                  (e) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (each a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it);

                                                                    Exhibit 4(b)


provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (iv) no Lender shall sell participations in such Lender's rights and obligations in respect of any Class of Loans or Commitments to any Participant without making a pro rata sale to such Participant of its rights and obligations in respect of the other Class of Loans or Commitments, as applicable. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant; provided further that with respect to any action taken pursuant to clause (vii) of Section 9.02(b), a Participant's right to vote is conditioned upon such Participant responding within five days of any request for its consent. Subject to paragraph (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 2.12 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13(c) as though it were a Lender.

                  (f) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.12 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.12(e) as though it were a Lender.

                  (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

                  SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.10, 2.11, 2.12 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

                  SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent and its Affiliates constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the

                                                                    Exhibit 4(b)


signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

                  SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

                  SECTION 9.08. Right of Setoff. If an Event of Default shall have occurred and be continuing or the Loans have been accelerated, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in any currency, matured or unmatured) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

                  SECTION 9.09. Governing Law; Jurisdiction; Appointment of Agent for and Consent to Service of Process.

                  (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York without regard to conflict of - law principles.

                  (b) Each of the parties hereto hereby irrevocably and unconditionally submits to the jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and to the courts of its own corporate domicile in respect of actions brought against it as a defendant in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  (c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and any right to which it may be entitled on account of place of residence or domicile.

                  (d) The Borrower hereby irrevocably designates, appoints and empowers CT Corporation having its address at the date hereof at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. as its process agent to receive for and on its behalf service of process in New York in any legal action or proceeding with respect to any Loan Document. It is understood that a copy of any such process served on such process agent shall be promptly forwarded by air mail by the person commencing such proceeding to the Borrower at its address specified in Section 9.01, but the failure of the Borrower to receive such copy shall not affect in any way the service of such process as aforesaid.

                                                                    Exhibit 4(b)


                  (e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

                  SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

                  SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

                  SECTION 9.12. Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder,
(f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this Section, "Information" means all information received from the Borrower relating to the Borrower or its business. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

                  SECTION 9.13. Judgment Currency. (a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

                  (b) The obligations of the Borrower in respect of any sum due to any party hereto or any holder of any obligation owing hereunder (the "Applicable Creditor") shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than US Dollars be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the official currency market in the relevant jurisdiction purchase US Dollars with the Judgment Currency; if the amount of US Dollars so purchased is less than the sum originally due to the Applicable Creditor in US Dollars, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the

                                                                    Exhibit 4(b)


Borrower contained in this Section 9.13 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

                  SECTION 9.14. Waiver of Sovereign Immunity. The Borrower acknowledges and agrees that the activities contemplated by the provisions of this Agreement and any Note are commercial in nature rather than governmental or public, and therefore acknowledges and agrees that it is not entitled to any right of immunity on the grounds of sovereignty or otherwise with respect to such activities or in any legal action or proceeding arising out of or relating to this Agreement or any Note in respect of itself and its properties and revenues, expressly and irrevocably waives any such right of immunity which may now or hereafter exist (including any immunity from any legal process, from the jurisdiction of any court or from any attachment prior to judgment, attachment in aid of execution, execution or otherwise) or claim thereto which may now or hereafter exist, and agrees not to assert any such right or claim in any such action or proceeding, whether in the United States of America, or otherwise.

                  SECTION 9.15. Release of Liens and Guarantees. In the event that the Borrower or any Subsidiary sells, transfers or otherwise disposes of all or any portion of any of the Collateral owned by the Borrower or such Subsidiary in a transaction not prohibited by this Agreement (other than to the Borrower or any of its Affiliates), the Administrative Agent and the Collateral Agent shall promptly (and the Lenders hereby authorize and instruct the Administrative Agent and the Collateral Agent to) take such action and execute any such documents as may be reasonably requested by the Borrower to release any Liens created by any Loan Document in respect of such Collateral, and, in the case of a disposition not prohibited by this Agreement (other than to the Borrower or any of its Affiliates) of all or substantially all the capital stock or equity interests or assets of any Subsidiary that is a Subsidiary Loan Party, to terminate such Subsidiary's obligations under the Guarantee Agreement and each other Loan Document. In addition, the Administrative Agent and the Collateral Agent will take such actions as are reasonably requested by the Borrower to terminate the Liens and security interests created by the Loan Documents when all the Obligations have been paid in full. The Borrower agrees to pay all out-of-pocket expenses (including reasonable fees of counsel and of any notary public involved) of the Administrative Agent and the Collateral Agent in connection with releases of Liens and obligations under the Guarantee Agreement provided for in this Section.

                  SECTION 9.16. Use of English Language. This Agreement has been negotiated and executed in the English language. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement (including, any modifications or supplements hereto) shall be in the English language, or accompanied by a certified English translation thereof. Except in the case of laws or official communications of Mexico, in the case of any document originally issued in a language other than English, the English language version of any such document shall for purposes of this Agreement, and absent manifest error, control the meaning of the matters set forth therein.

                                                                    Exhibit 4(b)

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                   GRUPO IUSACELL CELULAR, S.A. de C.V.,

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   THE CHASE MANHATTAN BANK, individually and as Administrative Agent and as Collateral Agent,

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   BNP PARIBAS,

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   CITIBANK N.A.,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   THE TORONTO-DOMINION BANK,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   BBVA BANCOMER, S.A., INSTITUCION DE BANCA
                                   MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   CALIFORNIA COMMERCE BANK,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   BANKBOSTON N.A., NASSAU BRANCH,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   WACHOVIA BANK, N.A.
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   ABN AMRO BANK N.V.,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   BAYERISCHE LANDESBANK GIROZENTRALE, IBF
                                   BRANCH,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   AUSTRALIA AND NEW ZEALAND BANKING GROUP
                                   LIMITED,
                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


                                   THE BANK OF TOKYO-MITSUBISHI, LTD.,

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:



                                   COMERICA BANK,

                                            by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                                                    Exhibit 4(b)


The following Schedules and Exhibits from the Amended and Restated Credit Agreement, dated as of July 25, 1997, as amended and restated as of March 29, 2001 among Grupo Iusacell Celular, S.A. de C.V. and JP Morgan, as sole Bookrunner and Lead Arranger, and The Chase Manhattan Bank, as Administrative Agent and Collateral Agent, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer S.A., as Arrangers by which Grupo Iusacell Celular S.A. de C.V. refinanced certain credit facilities in an amount of U.S.$265.6 million are not attached to this document:

SCHEDULES:

Schedule 1.01(a) -- Trademarks
Schedule 1.01(b) -- Non-Designated Subsidiaries
Schedule 2.01 -- Commitments
Schedule 2.03 -- Pay Off Arrangements
Schedule 3.05 -- Real Property
Schedule 3.06 -- Disclosed Matters
Schedule 3.12 -- Subsidiaries
Schedule 3.13 -- Insurance
Schedule 6.01 -- Existing Indebtedness
Schedule 6.02 -- Existing Liens
Schedule 6.05 -- Existing Investments
Schedule 6.10 -- Existing Restrictions


EXHIBITS:

Exhibit B-1    Form of Opinion of Clifford Chance Rogers & Wells, LLP
Exhibit B-2    Form of Opinion of De Ovando y Martinez del Campo, S.C.
Exhibit B-3    Form of Opinion of Adolfo Alaniz Ramirez
Exhibit C      Form of Amended and Restated Guarantee Agreement
Exhibit D      Form of Amended and Restated Pledge Agreement
Exhibit E-1    Form of Amended and Restated Mortgage
Exhibit E-2    Form of Trademark Pledge Agreement
Exhibit F-1    Form of Note Evidencing Tranche A Loans
Exhibit F-2    Form of Note Evidencing Tranche B Loans

                                                                    Exhibit 4(b)

(may not be fewer than 5 Business
Days after the Date of Assignment):


                                                                        Percentage
                                                                        Assigned of Facility/Commitment
                                                                        (set forth, to at least 8
                                                                        decimals, as a percentage of the
Facility                       Principal Amount Assigned                Total Commitment
--------                       -------------------------                ----------------
Commitment Assigned:           $                                                        %

Loans:

Fees Assigned (if any):

                                                                    Exhibit 4(b)


The terms set forth above are hereby agreed to:         Accepted */

               , as Assignor                            THE CHASE MANHATTAN BANK, as Administrative Agent,
---------------

by                                                      by
   ---------------------------------                       -------------------------------------
   Name:                                                   Name:
   Title:                                                  Title:



               , as Assignee                            GRUPO IUSACELL CELULAR, S.A. de C.V., as Borrower,
---------------

by                                                      by
   ---------------------------------                       -------------------------------------
   Name:                                                   Name:
   Title:                                                  Title:



*/ To be completed unless Assignee is already a Lender party to the Credit Agreement.